SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document 1	Subscription Agreement, dated May 13, 2019, between Neovasc Inc. and Strul Medical Group LLC.

Document 2	Form of Secured Convertible Debenture.

Document 3	Material Change Report, dated May 14, 2019.

Documents 1, 2 and 3 of this Report on Form 6-K are incorporated by reference, as exhibits, into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226013), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 6, 2018 (File No. 333-226075).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date:	May 14, 2019	By:	/s/ Chris Clark
Name: Chris Clark
Title: Chief Financial Officer

Document 1

SUBSCRIPTION AGREEMENT

BETWEEN
STRUL MEDICAL GROUP LLC
AND
NEOVASC INC.
DATED May 13, 2019

TABLE OF CONTENTS

SUBSCRIPTION AGREEMENT
THIS AGREEMENT is made as of the 13th day of May, 2019
BETWEEN:
STRUL MEDICAL GROUP LLC a company incorporated under the laws of Delaware
(“Strul”)
AND:
NEOVASC INC. a company incorporated under the laws of Canada
(the “Corporation”).
WHEREAS Strul wishes to subscribe for and purchase, and the Corporation wishes to issue and sell, on a private placement basis, securities in the form of a convertible debenture in the aggregate principal amount of US$11,500,000 and 3,349,514 common shares in the capital of the Corporation (the “Purchased Shares”), all in accordance with the terms and conditions of this subscription agreement (this “Agreement”).
NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties to this Agreement (together, the “Parties” and, individually, a “Party”) covenant and agree as follows:
ARTICLE 1
DEFINITIONS AND INTERPRETATION
Section 1.1  Definitions
In this Agreement, unless the context otherwise requires, the following terms will have the meanings hereinafter set forth:
“Advance” has the meaning assigned to it in Section 2.1;
“Affiliate” means, with respect to any Person, any other Person that: (i) Controls, (ii) is Controlled by, or (iii) is under common Control with, such Person;
“Annual Financials” has the meaning assigned to it in Section 5.2(i);
“Applicable Law” means all laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, having application, directly or indirectly, to the Parties to this Agreement and their respective Affiliates, or the transactions contemplated by this Agreement, and includes the rules and policies of any stock exchange or securities market upon which a Party or any of its Affiliates has securities listed or quoted;
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which chartered banks are closed for business in Vancouver, British Columbia;
“Canadian Reporting Jurisdictions” means the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec;
“Canadian Securities Laws” means the applicable Securities Laws of the Canadian Reporting Jurisdictions, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the Canadian Securities Regulatory Authorities applicable in the Canadian Reporting Jurisdictions;
“Canadian Securities Regulatory Authorities” has the meaning assigned to it in National Instrument 14-101 Definitions;
“Closing” means the completion of the Offering in accordance with and subject to the terms and conditions of this Agreement;
“Closing Date” means the date of the Closing;
“Closing Outside Date” means June 30, 2019;
“Collateral” means all of the present and after acquired assets of the Corporation, which are subject, or are intended or required to become subject, to the security granted under any of the Security Documents;
“Common Shares” means common shares in the capital of the Corporation;
“Constating Documents” means the constitution, charter, the memorandum, the articles of association, the articles of incorporation, the articles of continuance, the articles of amalgamation, the by-laws or any other instrument pursuant to which an entity is created, incorporated, continued, amalgamated or otherwise established, as applicable as the case may be, and/or which governs in whole or in part such entity’s affairs, together with any amendments thereto;
“Control” has the meaning assigned to it in Section 1.3;
“Conversion Price” has the meaning assigned to it in Schedule A;
“Conversion Shares” means the Common Shares issuable upon the conversion of the Debenture in accordance with its terms;
“Corporation” has the meaning assigned to it in the Recitals;
“Corporation Public Documents” means, collectively, all of the documents which have been filed by or on behalf of the Corporation with the relevant Canadian Securities Regulatory Authorities pursuant to the requirements of applicable Canadian Securities Laws on the System for Electronic Document Analysis and Retrieval (SEDAR);

“Debenture” means the secured convertible debenture to be entered into between Strul and the Corporation on the Closing Date, in the form attached as Schedule A;
“Effective Date” means the date hereof;
“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, restrictive covenant, right-of-entry, lease, license, assignment, option or claim or any other encumbrance, charge against or interest in property to secure payment of a debt or performance of an obligation (including the interest of a vendor or lessor under any conditional sale agreement, or of a lessor under any lease including a capital lease or other title retention agreement), or any title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise);
“Exchange” means the TSX, the Nasdaq and/or any other stock exchange on which the Common Shares are listed by the Corporation at any given time;
“Existing Secured Creditors” means Bio IP Ventures II LLC, Magnetar Constellation Master Fund, Ltd., Magnetar Constellation Fund II, Ltd., Magnetar Structured Credit Find, L.P., Magnetar Xing He Master Fund Ltd., Magnetar SC Fund Ltd., Magnetar Andromeda Select Master Fund Ltd., Magnetar Equity Opportunities Master Fund Ltd. and Magnetar Capital Master Fund, Ltd. and any of their successors and assigns, to each of whom the Corporation and its Subsidiaries are indebted in connection with the SPA;
“Financial Statements” has the meaning assigned to it in Section 5.2(i);
“Governmental Authorizations” means all authorizations, approvals, orders, rulings, certificates, consents, directives, notices, licenses, permits, variances, registrations or other rights issued to or required by the Corporation or its Subsidiaries by or from any Governmental Entity;
“Governmental Entity” means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange, including the TSX and the Nasdaq; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;
“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board;
“Indebtedness” means, with respect to the Corporation or any Subsidiary, all and any indebtedness of the Corporation or any Subsidiary, as applicable, whether absolute or contingent;
“Intercreditor Agreement” means the subordination agreement executed and delivered concurrently herewith among Strul, the Corporation and Bio IP Ventures II LLC, as agent of the Existing Secured Creditors and acknowledged and agreed to by each Subsidiary (or one or more agents representing such parties);

“Interim Financials” has the meaning assigned to it in Section 5.2(i);
“Losses” means any and all damages, claims, losses, liabilities, fines, injuries, costs, penalties and expenses;
“Material Adverse Effect” means any material adverse change in the financial condition of the Corporation or the property, business operations or liabilities of the Corporation, which would have a material adverse effect on the Corporation’s ability to perform its obligations under the Debenture;
“Money Laundering Laws” has the meaning assigned to it in Section 5.2(r);
“Nasdaq” means the Nasdaq Stock Market LLC;
“Obligations” means all indebtedness, liabilities and other obligations of the Corporation to Strul under the Debenture;
“Offering” means the Advance and the payment of the Purchase Price for the Purchased Shares;
“Options” means the outstanding stock options of the Corporation;
“Parties” and “Party” have the meanings assigned to them in the Recitals;
“Permitted Encumbrances” means:
(i)	Encumbrances of the Corporation or any Subsidiary securing the Debenture and other Transaction Documents;
(ii)	the Security Interest and all other Encumbrances permitted in writing by Strul;
(iii)
Encumbrances of the Corporation or any Subsidiary existing as of the date hereof, including (A) Encumbrances granted by the Corporation or any Subsidiary in favour of and in support of Indebtedness owing to the Existing Secured Creditors under the SPA, provided that such Encumbrances are subject to the Intercreditor Agreement, and (B) Encumbrances granted by the Corporation in support of Indebtedness owing to the Canadian Imperial Bank of Commerce in connection with a guaranteed investment arrangement;

(iv)
Encumbrances for taxes, fees, assessments or other government charges or levies, either (A) not due and payable or (B) being contested in good faith and for which the Corporation maintains reasonably adequate reserves;

(v)
(A) (x) purchase money liens on equipment acquired or held by the Corporation or any Subsidiary incurred for financing the acquisition of the equipment and (y) Encumbrances in respect of obligations under any lease of property, real or personal, moveable or immoveable (whether or not such lease is intended as security) in respect of which the present value of the minimum rental commitment would, in accordance with applicable accounting principles, be capitalized on a balance sheet of the lessee, so long as such Encumbrances attach only to the property subject to such capital leases, and (B) purchase money liens existing on equipment when acquired, if the Encumbrance is confined to the property and improvements and the proceeds of the equipment;
(vi)
Encumbrances of carriers, warehousemen, suppliers, or other persons that are possessory in nature arising in the ordinary course of business so long as such Encumbrances attach only to inventory and which are not delinquent or remain payable without penalty or which are being contested in good faith and by appropriate proceedings which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto;

(vii)	Encumbrances to secure payment of workers compensation, employment insurance, old-age pensions, social security and other like obligations incurred in the ordinary course of business;
(viii)
leases or subleases of real property granted in the ordinary course of the Corporation’s or any Subsidiary’s business (or, if referring to another Person, in the ordinary course of such Person’s business), and leases, subleases, non-exclusive licenses or sublicenses of personal property (other than intellectual property) granted in the ordinary course of the Corporation’s or any Subsidiary’s business (or, if referring to another Person, in the ordinary course of such Person’s business);

(ix)	to the extent not included in clause (viii) above, Encumbrances arising out of leases entered into in the ordinary course of business and having a term of greater than one year;
(x)
non-exclusive licenses of intellectual property granted to third parties in the ordinary course of business, and licenses of intellectual property that could not result in a legal transfer of title of the licensed property;

(xi)	royalty or similar arrangements entered into with third parties that do not result in a legal transfer of title to any property;
(xii)	the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions and reservations to title;
(xiii)	Encumbrances arising from attachments or judgments, orders, or decrees in circumstances not constituting an Event of Default;
(xiv)	Encumbrances in favour of financial institutions arising in connection with the Corporation’s a Subsidiary’s bank accounts, credit cards, cash management or similar banking arrangements; and
(xv)	to the extent applicable, any extension, renewal or replacement of any Encumbrance described in (i) through (xiii) above;

“Permitted Indebtedness” means:
(i)
all existing Indebtedness of the Corporation or any Subsidiary incurred prior to the date hereof, including (A) the Indebtedness of the Corporation to the Existing Secured Creditors under or in connection with the SPA, provided that such Indebtedness is subject to the Intercreditor Agreement, and (B) Indebtedness of the Corporation to the Canadian Imperial Bank of Commerce in connection with a guaranteed investment arrangement;

(ii)	all Indebtedness of the Corporation or any Subsidiary to Strul;
(iii)
unsecured Indebtedness consisting of accounts payable or trade payables of the Corporation or any Subsidiary incurred in the ordinary course of business and repayable in accordance with customary trade practices;

(iv)	Indebtedness secured by Permitted Encumbrances;
(v)	Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;
(vi)	Indebtedness incurred by the Corporation or a Subsidiary with a third party investor as part of any unsecured debt financing arrangement;
(vii)
Indebtedness consisting of obligations under any lease of property, real or personal, moveable or immoveable (whether or not such lease is intended as security) in respect of which the present value of the minimum rental commitment would, in accordance with applicable accounting principles, be capitalized on a balance sheet of the lessee; and

(viii)	extensions, refinancings, modifications, amendments and restatements of any items (i) through (vii) above;
“Person” means any individual, sole proprietorship, limited or unlimited liability company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Entity, and a natural person including in such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative;
“Purchase Price” has the meaning assigned to it in Section 5.2(i);
“Purchased Shares” has the meaning assigned to it in the Recitals;
“Regulation D” means Regulation D under the U.S. Securities Act;
“Regulation S” means Regulation S under the U.S. Securities Act;
“Representatives” means, with respect to a Person, such Person’s officers, directors, employees, agents, professional advisors, counsel and other representatives;

“RSUs” means the outstanding share units of the Corporation;
“Securities” means the Debenture and the Purchased Shares;
“Securities Laws” means, collectively, Canadian Securities Laws, the U.S. Securities Laws and all other Applicable Laws regulating trading in, or the issuance of, the Common Shares;
“Security Documents” has the meaning assigned to it in the Debenture in the form attached as Schedule A;
“SPA” means the securities purchase agreement dated as of November 9, 2017 by and among the Corporation, the Existing Secured Creditors and each of the other investors defined therein as buyers in respect of the issuance of Securities (as defined therein) by the Corporation, as may be amended from time to time;
“Strul” has the meaning assigned to it in the Recitals;
“Subsidiaries” means the means Neovasc Medical Ltd., Neovasc Medical Inc. and Neovasc Tiara Inc., being the material subsidiaries of the Corporation as of the date hereof;
“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, royalties, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment;
“Transaction Documents” means, collectively, this Agreement, the Debenture, the Security Documents and the Intercreditor Agreement;
“TSX Conditional Approval” means the TSX’s conditional approval of the issuance of the Debenture and the issuance and listing of the Purchased Shares and the Conversion Shares, subject to such terms and conditions that are satisfactory to Strul, acting reasonably;
“TSX” means the Toronto Stock Exchange;
“U.S. Accredited Investor” means an “accredited investor” who satisfies one or more of the criteria of Rule 501(a) of Regulation D;
“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;
“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder; and

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and the applicable securities laws of the states of the United States.
Section 1.2  Interpretation
For the purposes of this Agreement, except as otherwise expressly provided:
(a)
“this Agreement” means this agreement, including the schedules hereto, and not any particular part, section or other portion hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)
all references in this Agreement to a designated “Article”, “Part”, “Section”, “subsection” or other subdivision or to a schedule are references to the designated part, section, subsection or other subdivision of, or schedule to, this Agreement;

(c)
the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular part, section, subsection or other subdivision or schedule unless the context or subject matter otherwise requires;

(d)
the division of this Agreement into parts, sections and other portions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)
unless otherwise provided herein, all references to currency in this Agreement are to lawful money of the United States and, for greater certainty, “$” and “U.S.$” means the lawful money of the United States;

(f)
a reference in this Agreement to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;

(g)
the singular of any term includes the plural, and vice versa, and words importing any gender include all genders, and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;

(h)
in the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day; and

(i)	a matter shall be considered to be publicly disclosed only to the extent such matter is disclosed in one of the Corporation Public Documents that has been filed on SEDAR.

Section 1.3  Control
(a)	For the purposes of this Agreement:
(i)
a Person Controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by such Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(ii)
a Person Controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by such Person and such Person is able to direct the business and affairs of the entity; and

(iii)	the general partner of a limited partnership Controls the limited partnership.
(b)	A Person who Controls an entity is deemed to Control any entity that is Controlled, or deemed to be Controlled, by the entity.
(c)	A Person is deemed to Control, within the meaning of Section 1.3(a)(i) or Section 1.3(a)(ii), an entity if the aggregate of:
(i)	any securities of such entity that are beneficially owned by that Person; and
(ii)	any securities of such entity that are beneficially owned by any entity Controlled by that Person;
is such that, if such Person and all of the entities referred to in Section 1.3(c)(ii) that beneficially own securities of such entity were one Person, such Person would Control such entity.
Section 1.4  Knowledge
References in this Agreement to “the knowledge of the Corporation”, “the Corporation’s knowledge” or words of similar import means the actual knowledge of the Chief Executive Officer or the Chief Financial Officer of the Corporation, after making due inquiry of other responsible officers and employees of the Corporation and/or its Subsidiaries, to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or Governmental Entities or to perform any search of any public registry office or system.
Section 1.5  Schedules
Attached to and forming part of this Agreement are the following schedules:
Schedule A – Form of Debenture

Schedule B – Form of United States Subscribers Representation Letter
ARTICLE 2
SUBSCRIPTION
Section 2.1  Purchase of Debenture
Subject to the terms and conditions of this Agreement, on the Closing Date, Strul will subscribe for and purchase from the Corporation, and the Corporation will issue and sell to Strul, the Debenture with a principal amount of U.S.$11,500,000 with a total of U.S.$9,775,000 advanced to the Corporation at closing (the “Advance”), the form of which Debenture is attached hereto as Schedule “A”.
Section 2.2  Adjustments to Conversion Price of the Debenture
In the event that, at any time after the Effective Date but prior to the Closing Date, any action is undertaken by or in relation to the Corporation which would trigger an adjustment to the Conversion Price or the number of Conversion Shares issuable upon the conversion of the Debenture, then the Conversion Price of the Debenture will be adjusted to reflect the adjustments that would have been applicable to the Debenture if it had been issued on the Effective Date. For greater certainty, the Debenture shall be so adjusted only once in respect of any such event.
Section 2.3  Purchase of Purchased Shares
Subject to the terms and conditions of this Agreement, Strul agrees to purchase on the Closing Date, and the Corporation agrees to sell and issue to Strul on the Closing Date, 3,349,514 Purchased Shares at a price equal to U.S.$0.515 per Purchased Share (the “Purchase Price”) for aggregate proceeds of U.S.$1,725,000 from the issuance of Purchased Shares.
ARTICLE 3
SECURITY AND RANK
Section 3.1  Security
On the Closing Date, as general and continuing security for the payment and performance of the Obligations, the Corporation shall provide Strul with the Security Documents.
Section 3.2  Rank
All payments due under the Debenture shall be senior to all other Indebtedness other than Permitted Indebtedness in right of payment and security, whether with respect to payment or redemptions, interest, damages, upon liquidation or dissolution or otherwise.

Section 3.3  Indebtedness
The Corporation shall not, and the Corporation shall cause each of its Subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness (other than Permitted Indebtedness).
Section 3.4  Encumbrances
The Corporation shall not, and the Corporation shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any Encumbrance upon or in any property or assets owned by the Corporation or any of its Subsidiaries other than Permitted Encumbrances.
Section 3.5  Constating Documents
The Corporation shall not, and the Corporation shall cause each of its Subsidiaries to not alter its Constating Documents in any way that materially and adversely affects the rights of Strul under this Agreement or any Transaction Document without giving thirty (30) days’ prior written notice to Strul.
Section 3.6  Distributions
The Corporation shall not pay cash dividends or distributions on any equity securities unless such transaction qualifies as an exempt issuance under the Corporation’s Constating Documents.
ARTICLE 4
COVENANTS AND ACKNOWLEDGEMENTS
Section 4.1  Mutual Covenants
Subject to the terms and conditions of this Agreement, each of the Corporation and Strul agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Offering on the Closing Date, and all related matters contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts to:
(a)	defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Offering;
(b)	cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Offering;
(c)
effect all necessary registrations and other filings and submissions of information requested by Governmental Entities or required under any applicable Securities Laws or any other Applicable Law relating to the Offering;

(d)	execute and deliver such documents as the other Party may reasonably require in order to consummate the Offering; and
(e)	fulfill all conditions to the Offering.

Section 4.2  Governmental Authorizations
(a)
Strul and the Corporation shall use their reasonable best efforts to prepare and file as soon as reasonably practicable with each applicable Governmental Entity all filings and requests for such Governmental Authorizations as may be necessary, proper or advisable to consummate the Offering and the conversion of the Debenture into Conversion Shares in accordance with the terms of the Debenture, as determined by Strul, acting reasonably. Strul and the Corporation shall diligently pursue and use their reasonable best efforts to obtain such Governmental Authorizations as soon as reasonably practical and will cooperate with each other in seeking such Governmental Authorizations. To such end, Strul and the Corporation agree to make available the personnel and other resources of their respective organizations in order to obtain all such Governmental Authorizations.

(b)
Each Party will promptly inform the other Party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) of any material communication received by such Party from, or given by such Party to, any Governmental Entity from which any Governmental Authorization is requested regarding the Offering and the conversion of the Debenture into Conversion Shares, and will permit the other Party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) to review any material communication given by it to, and consult with each other in advance of any response to, or meeting or conference with, any such Governmental Entity, and to the extent permitted by such Governmental Entity, give the other Party the opportunity to review such response and to attend and to participate in such meetings and conferences.

Section 4.3  Enforcement Costs
The Corporation and Strul agree that all reasonable costs and expenses incurred by the Corporation or Strul, including legal fees and disbursements, in the course of enforcing the covenants set forth in Section 4.1 and Section 4.2 of this Agreement shall be borne by the Corporation.
Section 4.4  Conduct of Business During Interim Period
(a)	Without limiting Section 4.1, the Corporation will from and including the date of this Agreement through to and including the Closing:
(i)
do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement remain true and correct in all material respects (except those representations and warranties which are qualified by materiality which shall be true and correct in all respects) and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement materially untrue or incorrect;

(ii)	conduct its business and affairs and maintain its properties and facilities in, and not take any action except in, the usual, ordinary and regular course of business consistent with past practice;

(iii)
ensure that its Subsidiaries conduct their respective businesses and affairs, and maintain their respective properties and facilities in, and not take any action except in, the usual, ordinary and regular course of business consistent with past practice; and

(iv)
use commercially reasonable efforts to preserve intact its and its Subsidiaries’ present business organization, material assets and goodwill, keep available the services of its officers and employees as a group and preserve the current material relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it and its Subsidiaries.

(b)
The Corporation will not directly or indirectly, without the prior written consent of Strul, such consent not to be unreasonably withheld or delayed, from and including the date of this Agreement through to and including the Closing:

(i)
issue any Common Shares or securities convertible into Common Shares, other than pursuant to the exercise or conversion of securities outstanding as at the date hereof or pursuant to the Corporation’s security based compensation arrangements or as required under any Common Share consolidation or reorganization;

(ii)	sell, pledge, lease, dispose of or encumber any material assets, rights or properties (including any interest in any Subsidiary);
(iii)
acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form, or agree to incorporate or form, any company, partnership or other business organization not in the ordinary course of business or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other Person;

(iv)	make any other material change to its business or affairs;
(v)	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;
(vi)	enter into any stream, royalty, off-take or commodity-linked financing or similar transaction;
(vii)
pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Interim Financials or incurred in the ordinary course of business or as contemplated by Section 4.6;

(viii)	waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material licence, lease, permit or other material document; or

(ix)	take any action that would reasonably be expected to interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement.
Section 4.5  Access to Information
(a)	Subject to Applicable Law, the Corporation shall provide Strul with:
(i)
reasonable access during normal business hours and upon reasonable advance notice to senior management and employees of the Corporation and its Subsidiaries, provided that such access does not unduly interfere with the ordinary course of conduct of the Corporation’s or its Subsidiaries’ business or operations; and

(ii)	such other information or reports reasonably requested by Strul and that are reasonably available to, or producible by, the Corporation or its Subsidiaries.
Section 4.6  Use of Proceeds
The Corporation shall use the proceeds from the sale of the Securities for general corporate purposes or as otherwise determined by the Corporation.
Section 4.7  Acknowledgements of Strul
(a)	The Debenture shall bear the following legends:
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE ISSUANCE DATE OF THE DEBENTURE].”
“NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT.”

(b)
Any certificates representing the Purchased Shares issued hereunder and any certificates representing the Conversion Shares issued after conversion of the Debenture shall bear the following legends as applicable, and until such time as the same is no longer required under applicable statutory or TSX requirements:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE ISSUANCE DATE OF THE PURCHASED SHARES].
THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE "TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX.”
“THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”
ARTICLE 5
REPRESENTATIONS AND WARRANTIES
Section 5.1  Representations and Warranties of Strul
Strul hereby represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement, that, as at the date of this Agreement (except to the extent that such representations, warranties and acknowledgements expressly speak of an earlier date):
(a)	Organization and Good Standing. Strul is duly organized and validly existing under the laws of the United States.

(b)	Due Authorization.
(i)
The execution, delivery and performance by Strul of the Transaction Documents and the consummation by Strul of the transactions contemplated hereby and thereby are within its corporate powers and have been duly authorized, and no other corporate proceedings on the part of Strul are necessary to authorize the execution, delivery and performance of the Transaction Documents, or the transactions contemplated hereby and thereby; and

(ii)
this Agreement has been duly executed and delivered by Strul and when duly executed and delivered by each of the Parties, this Agreement will constitute a legal, valid and binding agreement of Strul enforceable against it in accordance with its terms, except in each case as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

(c)
Governmental Authorization. The execution, delivery and performance by Strul of the Transaction Documents, and the consummation by Strul of the transactions contemplated thereby, require no action by or in respect of, or filing with or approval from, or consent or authorization from, any Governmental Entity, other than (i) filings under applicable Securities Laws; and (ii) any actions, filings or approvals the absence of which would not reasonably be expected to materially impair the ability of it to complete the transactions contemplated by this Agreement.

(d)
Non-Contravention. The execution, delivery and performance by Strul of the Transaction Documents, and the consummation by Strul of the transactions contemplated thereby, do not (i) contravene, conflict with, or result in any violation or breach of any provision of the Constating Documents of Strul or resolutions of the shareholders or directors (or any committee thereof) of Strul, (ii) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, or (iii) require any consent or other action by any Person under, or constitute, with or without notice or lapse of time or both, a breach of any material contract to which it is a party or by which it or any of its properties or assets may be bound, with such exceptions, in the case of clauses (ii) and (iii) above, as would not be reasonably expected to adversely affect the ability of Strul to consummate the transactions contemplated by this Agreement.

(e)	Investment Representations.
(i)
Strul is purchasing the Securities as principal, for investment purposes only, and not in a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution and Strul has not been created, and is not used, solely to purchase or hold securities in reliance on an exemption from the prospectus requirements of Canadian Securities Laws.

(ii)	Strul acknowledges that it is not resident in Canada.
(iii)	Strul is an “accredited investor” as defined in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators under paragraph (m).
(iv)
Strul acknowledges that it has not purchased the Securities as a result of any general solicitation or general advertising, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media (print or electronic) or broadcast over radio or television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(v)
Strul is a U.S. Accredited Investor purchasing the Securities directly from the Corporation for its own account and not for the benefit of any other person, or if Strul is purchasing the Securities as agent for any beneficial purchaser, both Strul and such beneficial purchasers are U.S. Accredited Investors, and Strul has completed the United States Subscribers Representation Letter attached as Schedule B hereto and identified in Schedule B the appropriate category of U.S. Accredited Investor that correctly and in all respects describes Strul and any such beneficial purchasers, as applicable.

(vi)	Strul agrees to the additional terms included in Schedule B hereto.
(vii)
The subscription for the Securities by Strul does not or will not contravene any of the applicable Securities Laws in the jurisdiction in which Strul is resident and does not trigger any obligation to prepare and file a prospectus, registration statement or similar document, on the part of the Corporation, or any obligation of the Corporation to complete and file report(s) of trades in such jurisdiction.

(viii)
Strul is entitled under applicable Securities Laws in the jurisdiction in which Strul is resident to purchase the Securities without the benefit of a prospectus qualified or a registration statement (or equivalent) declared effective under such Securities Laws.

(ix)
The funds representing the aggregate purchase price in respect of the Securities which will be advanced by or on behalf of Strul to the Corporation hereunder do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and Strul acknowledges that the Corporation may in the future be required by law to disclose Strul’s name and other information relating to this Agreement, on a confidential basis, pursuant to the such legislation.

(f)
Funds Available. Strul has, and Strul will have at the Closing Date, sufficient funds available to satisfy the aggregate amount payable by Strul for the Securities issuable on the Closing Date. The obligations of Strul hereunder are not subject to any conditions regarding the ability of Strul to obtain financing for the transactions contemplated by this Agreement.
(g)	Securities Ownership. As at the date hereof Strul does not beneficially own or exercise control or direction over any securities of the Corporation.
(h)	Finder’s Fee. There is no Person acting on Strul’s behalf in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee.
(i)	Confirmations. Strul confirms that it:
(i)	has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Corporation;
(ii)	is capable of assessing the proposed investment in the Corporation as a result of its own experience;
(iii)	is aware of the characteristics of the Securities and the risks relating to an investment therein; and
(iv)	is able to bear the economic risks of, and understand a complete loss of, its investment.
(j)	No Representations. Strul confirms that neither the Corporation nor any of its representative directors, employees, officers or Affiliates, have made any representations (written or oral) to Strul:
(i)	regarding the future value of the Securities;
(ii)	that any person will resell or repurchase the Securities; or
(iii)	that any person will refund the purchase price of the Securities, other than as provided herein.
(k)	Irrevocable. Strul acknowledges that the offer to purchase made by this subscription is irrevocable and requires acceptance by the Corporation and the approval of the Exchange.
Section 5.2  Representations and Warranties of the Corporation
The Corporation hereby represents and warrants to Strul, and acknowledges that Strul is relying upon such representations and warranties in connection with the entering into of this Agreement, that, as at the date of this Agreement (except to the extent that such representations, warranties and acknowledgements expressly speak of an earlier date):
(a)
Organization and Good Standing. The Corporation and each of its Subsidiaries has been duly created, incorporated, amalgamated or organized and is validly existing and in good standing and up to date in all material corporate filings under the laws of its respective jurisdictions of organization, is duly qualified to do business in each jurisdiction in which its respective ownership or lease of property or the conduct of its respective businesses requires such qualification, and has all power and authority necessary to own or hold its respective properties and to conduct the businesses currently and customarily carried on by it.
(b)	Capitalization, Ownership of Subsidiaries.
(i)
The Corporation has authorized share capital consisting of an unlimited number of Common Shares, of which, as of the date hereof, there are 67,475,883 Common Shares issued and outstanding and an unlimited number of preferred shares, of which, as of the date hereof, there are none outstanding.

(ii)
All of the outstanding shares or other equity interests of the Corporation and of each of its Subsidiaries have been fully paid and have been validly issued in compliance with the Constating Documents of the Corporation and each Subsidiary, as applicable, and in compliance with Applicable Law and not in violation of or subject to any Encumbrance or pre-emptive rights or other contractual rights to purchase securities issued by the Corporation or any of the Subsidiaries or any other claim of any third party, other than as set forth in the Corporation Public Documents, including the rights and Encumbrances in the notes issued in connection with the Corporation’s 2017 private placement.

(c)
Due Authorization, Binding Obligation. The execution, delivery and performance by the Corporation and/or its Subsidiaries, as applicable, of the Transaction Documents, and the consummation by the Corporation and/or its Subsidiaries, as applicable, of the transactions contemplated thereby, are within the corporate powers of the Corporation and/or its Subsidiaries, as applicable, and have been duly authorized, and no other corporate proceedings on the part of the Corporation and/or its Subsidiaries, as applicable, are necessary to authorize the execution, delivery and performance of the Transaction Documents or the transactions contemplated thereby. Each of the Transaction Documents has been duly executed and delivered by the Corporation and/or its Subsidiaries, as applicable, and when duly executed and delivered in accordance with its terms by each of the parties thereto, each of the Transaction Documents will constitute a legal, valid and binding agreement of the Corporation and/or its Subsidiaries, as applicable, enforceable against the Corporation and/or its Subsidiaries, as applicable, in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

(d)	Purchased Shares and Conversion Shares.
(i)
No order, ruling or decision granted by a securities commission, court of competent jurisdiction or regulatory or administrative body or other Governmental Entity having jurisdiction is in effect, pending or threatened that restricts any trades in any securities of the Corporation including any cease trade orders and, to the knowledge of the Corporation, no facts or circumstances exist which would reasonably be expected to give rise to any such order, ruling or decision or other similar claims or investigations.
(ii)
The currently issued and outstanding Common Shares are listed and posted for trading on the TSX and the Nasdaq and the Corporation is in compliance in all material respects with all of the listing conditions on the TSX and the Nasdaq, except as described in the Corporation Public Documents relating to the letters received from Nasdaq relating to non-compliance with the minimum bid price and market value of listed securities listing rules. The Corporation has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX or the Nasdaq.

(iii)
The Conversion Shares and Purchased Shares have been duly authorized for issuance and sale by all necessary action on the part of the Corporation and, when issued and delivered by the Corporation in accordance with the terms of this Agreement or the Debenture, will have been validly issued and will be outstanding as fully paid and non-assessable, will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by the Corporation, will be listed and posted for trading on an Exchange and will be freely tradeable, subject to any applicable resale restrictions, including applicable hold periods imposed by the applicable Securities Laws.

(e)	Securities.
(i)
The forms of certificates representing the Purchased Shares and the Debenture have been approved by the board of directors of the Corporation and adopted by the Corporation and complies with all Applicable Law.

(ii)	The Securities have been duly authorized for issuance and sale by the Corporation.
(iii)
At all times prior to the full conversion of the Debenture, the Corporation will be in a position to issue such number of Conversion Shares in accordance with the terms of the Debenture and will be permitted to do so under applicable rules and regulations of an Exchange.

(f)
Non-Contravention. The execution, delivery and performance by the Corporation and/or its Subsidiaries, as applicable, of the Transaction Documents, and the consummation by the Corporation and/or its Subsidiaries, as applicable, of the transactions contemplated thereby do not (i) contravene, conflict with, or result in any violation or breach of any provision of the Constating Documents or resolutions of the shareholders or directors (or any committee thereof) of the Corporation, or (ii) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law.

(g)	Compliance with Laws. Except as described in the Corporation Public Documents relating to the letters received from Nasdaq referred to in Section

5.2(d)(ii) hereof, the Corporation and its Subsidiaries are and have been, in all material respects, in compliance with, and conduct their businesses, in all material respects, in conformity with, all Applicable Laws. There is no pending or, to the knowledge of the Corporation, proposed change to any laws applicable to the Corporation or its Subsidiaries that would render illegal or materially restrict the business of the Corporation and its Subsidiaries or have a Material Adverse Effect.
(h)
Reporting Issuer Status. The Corporation is a reporting issuer in each of the Canadian Reporting Jurisdictions. The Corporation is in compliance in all material respects with applicable Securities Laws and is not on the list of defaulting reporting issuers maintained by the Canadian Securities Regulators of the Canadian Reporting Jurisdictions.

(i)
Off-Balance Sheet Arrangements and Liabilities. There are no current or pending off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or any Subsidiary, and the Corporation and its Subsidiaries do not have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements or the Corporation Public Documents.

(j)
Books and Records. The minute books and records of the Corporation and its Subsidiaries which the Corporation has made available to Strul in connection with its due diligence investigation of the Corporation and its Subsidiaries are all of the minute books and all of the records of the Corporation and its Subsidiaries for the past two years and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects for that period.

(k)	No Material Changes.
Since December 31, 2018, except as disclosed in the Corporation Public Documents:
(i)
there has not been any material change in the share capital or long-term debt of the Corporation or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Corporation on any class of shares;

(ii)
neither the Corporation nor any of its Subsidiaries has entered into any transaction or agreement that is material to the Corporation and its Subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Corporation and its Subsidiaries taken as a whole; and

(iii)	there has not occurred any Material Adverse Effect.
(l)	No Violation or Default. Except as disclosed in the Corporation Public Documents or disclosed to Strul, neither the Corporation nor any of its

Subsidiaries is (i) in violation of its Constating Documents, (ii) in default of, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Corporation or any of its Subsidiaries is a party or subject or by which the Corporation or any of its Subsidiaries is bound or to which any of the property or assets of the Corporation or any of its Subsidiaries is subject, or (iii) in a material violation of any Applicable Laws or Governmental Authorizations.
(m)
Legal Proceedings. Except as disclosed in the Corporation Public Documents, there are no material legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Corporation or any of its Subsidiaries is or may be a party or to which any property of the Corporation or any of its Subsidiaries is or may be subject and no such investigations, actions, suits or proceedings are, to the knowledge of the Corporation, threatened or contemplated by any Governmental Entity or threatened by others.

(n)
Continuous Disclosure. The Corporation is in compliance in all material respects with its continuous disclosure obligations under Canadian Securities Laws, and, without limiting the generality of the foregoing, there has been no material change that has occurred which has not been publicly disclosed. The information and statements in the Corporation Public Documents were true and correct in all material respects as of the respective dates of such information and statements and at the time that any such documents were filed on SEDAR and, as of the respective dates filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), did not contain an untrue statement of a material fact and did not omit to state any material fact that was required to be stated or necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. The Corporation has not filed any confidential material change reports which remain confidential as at the date hereof.

(o)
Disclosure Controls. The Corporation has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that material information relating to the Corporation and its Subsidiaries is made known to the Corporation’s Chief Executive Officer and Chief Financial Officer with respect to the preparation of annual and interim filings.

(p)
Accounting Controls. The Corporation and its Subsidiaries maintain systems of “internal control over financial reporting” that have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or Persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Except as disclosed in the Corporation Public Documents, since the date of the most recent balance sheet of the Corporation publicly disclosed by the Corporation, the Corporation’s auditors and the audit committee of the board of directors of the Corporation have not been advised of: (A) any significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting. There are no known material weaknesses in the Corporation’s internal controls.
(q)
No Unlawful Payments. Neither the Corporation nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person associated with or acting on behalf of the Corporation or any of its Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada); or (iv) made any bribe, unlawful rebate, unlawful payoff, influence payment, unlawful kickback or other unlawful payment.

(r)
Compliance with Money Laundering Laws. The operations of the Corporation and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency to which the Corporation and its Subsidiaries are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Entity or body or any arbitrator involving the Corporation or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened.

(s)
No Broker’s Fees. Neither the Corporation nor any of its Subsidiaries is a party to any contract, agreement or understanding with any Person that would give rise to a valid claim against Strul for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by the Transaction Documents.

(t)
Insurance. The Corporation and its Subsidiaries maintain insurance against such losses, risks and damages to their properties and assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect in all respects and not in default. Each of the Corporation and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

(u)
Independent Accountants. Grant Thornton LLP, which has audited certain financial statements of the Corporation, is an independent registered public accounting firm with respect to the Corporation within the applicable rules and regulations adopted by all applicable securities regulators and as required by the Securities Act (British Columbia). There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with Grant Thornton LLP.
(v)
Royalties. Other than as disclosed in the Corporation Public Documents, the Corporation and its Subsidiaries do not have any obligations to pay any amounts now or in the future in the form of royalties, other than Taxes of general application payable to Governmental Authorities.

(w)
Taxes. All tax returns required to be filed with any taxing authority by or on behalf of the Corporation and each of the Subsidiaries were filed when due with all appropriate taxing authorities in accordance with all Applicable Laws and were correct in all material respects. The Corporation and each of the Subsidiaries have timely paid (or withheld and remitted) to the appropriate taxing authority all Taxes due and payable (or to be withheld and remitted) by any of them under Applicable Law. The charges, accruals and reserves for Taxes with respect to the Corporation and the Subsidiaries reflected on the Financial Statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income Taxes) are adequate under IFRS to cover any Taxes accruing through the dates thereof, and since the dates thereof they have not incurred any material liability for Taxes other than in the ordinary course of business as disclosed and provided for in their books and records. There are no proceedings, investigations, audits or claims now pending or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any taxing authority in respect of the Corporation or any of its Subsidiaries.

(x)
Solvency. Neither the Corporation nor any of its Subsidiaries has made any assignment for the benefit of its creditors nor has any receiving order been made against any of them under any bankruptcy or insolvency legislation of any jurisdiction, nor has any petition for such an order been served upon any of them, nor have any of them attempted to take benefit of any legislation with respect to financially distressed debtors, nor, after giving effect to the transactions contemplated by any of the Transaction Documents, will any of them be an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) or under any bankruptcy or insolvency legislation applicable to them.

(y)
No Sale. Other than as disclosed in the Corporation Public Documents, there are no contracts, or any right or privilege capable of becoming an agreement, for the purchase of the Corporation or any Subsidiary or any of their businesses or material assets except in the ordinary course of business, and neither the Corporation nor, except as disclosed in the Corporation Public Documents, any Subsidiary has initiated, engaged in or maintained any discussions, conditions or proceedings with respect to its sale, merger, consolidation, liquidation or reorganization.

(z)
Long-Term and Derivative Transactions. Except as disclosed in the Corporation Public Documents, neither the Corporation nor any of its Subsidiaries has any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.
(aa)
Shareholder Loans. Except as disclosed in the Corporation Public Documents, the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Corporation that are currently outstanding.

(bb)	Insiders. To the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it.
(cc)	Transfer Agent. Computershare Investor Services Inc., at its offices in Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares.
(dd)
Related Party Transactions. Except as disclosed in the Corporation Public Documents, neither the Corporation nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Corporation or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course as salaries, bonuses and director’s fees or the reimbursement of ordinary course expenses) and there are no contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Corporation or any of its Subsidiaries, or any of their respective affiliates or associates.

ARTICLE 6
PARTICIPATION RIGHT
Section 6.1  Granting Participation Right
For so long as Strul is the holder of at least $1,000,000 worth of the Debenture that remains outstanding and unconverted, the Corporation shall grant to Strul a right to participate in future offerings as set forth in Section 6.2.
Section 6.2  Strul Participation Right
(a)
If at any time on or after the Closing Date and prior to the first anniversary of the Closing Date, the Corporation intends to complete a debt or equity financing (a “Third Party Financing”), the Corporation shall promptly give written notice to Strul (a “Financing Notice”) of such intention to complete the Third Party Financing, including a summary of all material terms thereof.

(b)	Upon receipt by Strul of a Financing Notice, Strul shall have two Business Days in which to notify the Corporation in writing of its intention to provide the

Corporation with up to 25% of the Third Party Financing on the same terms as set forth in the Financing Notice.
(c)
If Strul does not respond to the Financing Notice within two Business Days of receipt, the Corporation shall be free to complete the Third Party Financing, provided that any Third Party Financing received in respect thereof is on terms no less favourable than those set out in the Financing Notice.

ARTICLE 7
Section 7.1  Termination of Subscription
The Corporation reserves the right, in its sole discretion, to not accept this subscription and to terminate its obligations hereunder at any time prior to Closing.
ARTICLE 8
CLOSING AND CONDITIONS OF CLOSING
Section 8.1  Closing
The Closing will, subject to the satisfaction or waiver of each of the conditions set forth in Section 8.2, Section 8.3 and Section 8.4, take place at 9 a.m. (Vancouver time) at the Vancouver offices of Blake, Cassels & Graydon LLP on the Closing Date or at some other place as may be agreed upon by the Parties.
Section 8.2  Mutual Conditions of Closing
The Parties’ obligations to complete the Offering are subject to the fulfilment of each of the following conditions, which conditions are for the mutual benefit of the Parties and may be waived only by the mutual consent of the Parties:
(a)	the TSX Conditional Approval shall have been obtained;
(b)	Nasdaq shall not have raised any objection to the Offering;
(c)
there shall not be in effect any Applicable Law that makes the consummation of the Offering illegal or otherwise prohibits or enjoins any Party from consummating the Offering or that is made in connection with the Offering and imposes any material restrictions, limitations or conditions on either of the Parties; and

(d)
no Governmental Entity or any other Person shall have commenced any action or proceeding to enjoin the consummation of the Offering or to suspend or cease or stop trading the securities of the Corporation, and no Governmental Entity or any other Person shall have given written notice to any Party of its intention to commence any such action or proceeding.

Section 8.3  Conditions of Closing for the Benefit of the Corporation
Strul acknowledges and agrees that the Corporation’s obligation to sell and issue the Securities to Strul is subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of the Corporation and may be waived, in whole or in part, by the Corporation in its sole discretion:
(a)	Strul has delivered or caused to be delivered to the Corporation a properly completed and executed IRS Form W-9 certifying that Strul is exempt from U.S. federal backup withholding tax.
(a)	Strul has properly completed, signed and delivered to the Corporation the United States Subscribers Representation Letter attached as Schedule B attached hereto.
(b)	Strul has properly completed any other document required by applicable Securities Laws which the Corporation reasonably requests.
(c)	Strul has paid the Purchase Price in full to the Corporation.
(d)
the representations and warranties of Strul set forth in this Agreement, including Schedule B hereto, were true and correct as of the Effective Date and are true and correct as of Closing in all respects (except for representations and warranties to the extent expressly made as of a specified date, the accuracy of which shall be determined as of such specified date), except as would not, individually or in the aggregate, materially impede or delay the completion of the Offering; and Strul has delivered a certificate so confirming to the Corporation executed by two authorized representatives of Strul and dated the Closing Date; and

(e)
Strul has fulfilled or complied in all material respects with each of the covenants of Strul contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing, except as would not, individually or in the aggregate, have a Material Adverse Effect or materially impede or delay the completion of the Offering; and Strul has delivered a certificate so confirming to the Corporation executed by two authorized representatives of Strul addressed to the Corporation and dated the Closing Date.

Section 8.4  Conditions of Closing for the Benefit of Strul
The Corporation acknowledges and agrees that Strul’s obligation to purchase the Securities from the Corporation is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of Strul and may be waived, in whole or in part, by Strul in its sole discretion:
(a)
the representations and warranties of the Corporation set forth in this Agreement which are qualified by references to materiality are true and correct as of the Closing in all respects (except for representations and warranties to the extent expressly made as of a specified date, the accuracy of which shall be determined as of such specified date) and all other representations and warranties of the Corporation set forth in this Agreement were true and correct as of the Effective Date and are true and correct as of the Closing in all material respects (except for representations and warranties to the extent expressly made as of a specified date, the accuracy of which shall be determined as of such specified date);

(b)
the Corporation has fulfilled or complied in all material respects with each of the covenants of the Corporation contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing;

(c)	the Corporation shall have delivered or caused to be delivered to Strul the following in form and substance satisfactory to Strul, acting reasonably:
(i)	a certificate of status, compliance, good standing or like certificate with respect to the Corporation;
(ii)
certified copies of: (i) the Constating Documents of the Corporation; (ii) all resolutions of the board of the Corporation approving the entering into of the Transaction Documents and completion of the transactions contemplated by the Transaction Documents; and (iii) a list of the directors and officers authorized to sign agreements together with their specimen signatures;

(iii)	the originally executed Debenture;
(iv)	an executed copy of the Intercreditor Agreement;
(v)	the Security Documents;
(vi)
any documentation required by Strul in order to register, file or record the security created pursuant to the Security Documents where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of such security; and

(vii)	the Purchased Shares.
(d)
all Security Documents shall have been duly executed in form and substance satisfactory to Strul and its counsel, acting reasonably, and delivered to Strul and all such Security Documents will be in full force and effect and will not have been modified, and the Corporation shall have delivered to Strul evidence that all Encumbrances pursuant to the Security Documents have been duly perfected and registered in all relevant jurisdictions of the Collateral and any other relevant jurisdiction as required by Strul and its counsel;

(e)	the Intercreditor Agreements shall have been entered into in each case in a form satisfactory to Strul, acting reasonably, by the Closing;
(f)
all material Governmental Authorizations and all other material third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the Offering and the conversion of the Debenture into Conversion Shares in accordance with the terms of the Debenture, as determined by Strul, acting reasonably, shall have been obtained or received on terms that are acceptable to Strul, acting reasonably;

(g)	from the Effective Date to the Closing Date, there shall not have occurred, and the Corporation shall not have incurred or suffered, a Material Adverse Effect;

(h)
no take-over bid or third-party proposal to effect a transaction resulting in a change of Control or a sale of substantially all of the assets of the Corporation (such transaction, an “Other Transaction”) shall have been completed and no take-over bid shall be outstanding and no agreement, commitment or understanding to effect an Other Transaction shall have been entered into by the Corporation; and

(i)	no Event of Default (as defined in the Debenture), or event which, with notice or lapse of time or both, would constitute an Event of Default, will have occurred and be continuing.
Section 8.5  Notice and Cure
(a)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:
(i)
cause any of the representations or warranties of such Party contained in this Agreement, including Schedule B hereto, to be untrue or inaccurate in any material respect at any time from the Effective Date to the Closing; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.
(b)
Notification provided under this Section 8.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

ARTICLE 9
INDEMNIFICATION
Section 9.1  Indemnification by the Corporation
The Corporation agrees to defend, indemnify, save, and hold harmless, discharge and release Strul and its directors, officers, employees and agents from and against any and all Losses suffered or incurred by Strul arising out of, relating to or in connection with:
(a)	any inaccuracy in any representation or warranty made by the Corporation in this Agreement, including Schedule B hereto, or in any certificate delivered pursuant to this Agreement; and
(b)	any breach of any covenant of the Corporation in this Agreement;
in each case, excluding any Losses suffered or incurred by Strul as a result of the breach of the terms of this Agreement by, or gross negligence or willful misconduct of, Strul. Strul hereby accepts the above indemnities in favour of its directors, officers, employees and agents as agent and trustee for each such Persons which is not a Party, and the Corporation agrees that Strul may enforce such indemnities in favour and for the benefit of such Persons.

Section 9.2  Indemnification by Strul
Strul agrees to defend, indemnify, save and hold harmless, discharge and release the Corporation and its directors, officers, employees and agents from and against any and all Losses suffered or incurred by the Corporation arising out of, relating to or in connection with:
(a)	any inaccuracy in any representation or warranty made by Strul in this Agreement, including Schedule B hereto, or in any certificate delivered pursuant to this Agreement; and
(b)	any breach of any covenant of Strul in this Agreement;
in each case, excluding any Losses suffered or incurred by the Corporation as a result of the breach of the terms of this Agreement by, or gross negligence or willful misconduct of, the Corporation. The Corporation hereby accepts the above indemnities in favour of its directors, officers, employees and agents as agent and trustee for each such Persons which is not a Party, and Strul agrees that the Corporation may enforce such indemnities in favour and for the benefit of such Persons.
ARTICLE 10
TERMINATION
Section 10.1  Termination
This Agreement may be terminated and the Offering may be abandoned at any time prior to the Closing:
(a)	by mutual written agreement of the Parties;
(b)	by either the Corporation or Strul, if:
(i)
the Closing does not occur on or prior to the Closing Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 10.1(b)(i) if the failure of the Closing to so occur has been caused by, or is a result of, breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement, including Schedule B hereto; or

(ii)
after the Effective Date, any Applicable Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Offering illegal or otherwise prohibits or enjoins the Corporation or Strul from consummating the Offering, and such Applicable Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 10.1(b)(ii) has used its good faith efforts to, as applicable, appeal or overturn such Applicable Law or otherwise have it lifted or rendered non-applicable in respect of the Offering; or

(c)	by Strul if there shall have occurred, or the Corporation shall have incurred or suffered, a Material Adverse Effect that is continuing for at least 10 Business Days.

The Party desiring to terminate this Agreement pursuant to this Section 10.1 shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination rights.
Section 10.2  Effect of Termination
If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party to this Agreement, except as otherwise expressly contemplated hereby, and provided that this Section 10.2, Article 9 and Article 11 shall survive, and provided further that neither the termination of this Agreement nor anything contained in this Section 10.2 shall relieve a Party of any liability arising prior to such termination.
ARTICLE 11
MISCELLANEOUS
Section 11.1  Governing Law
This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.
Section 11.2  Notices
Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and addressed:
if to Strul:
[REDACTED]
Attn:  [REDACTED]
Email: [REDACTED]
if to the Corporation:
Neovasc Inc.
13562 Maycrest Way, Suite 5138
Richmond  BC V6V 2J7 Canada
Attn: Chris Clark CFO
Email: cclark@neovasc.com
with a copy to:
Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Three Bentall Centre

Vancouver, British Columbia
V7Z 1L3
Attention:  Joseph Garcia
Facsimile:  604 631 3307
Email:  joseph.garcia@blakes.com

Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such delivery, if delivered before 5:00 p.m. on a Business Day in the place of delivery, or the next Business Day in the place of delivery, if not delivered on a Business Day or if sent after 5:00 p.m., and if sent by facsimile or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively been given and received on the Business Day in the place of delivery next following the day it was transmitted. Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 11.2.
Section 11.3  Assignment
The Parties agree that neither Party may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other Party.
Section 11.4  Entire Agreement
The Parties agree that this Agreement, including Schedule B hereto, contains, for good and valuable consideration, the entire agreement of Strul and the Corporation relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Parties.
Section 11.5  Expenses
All reasonable costs and expenses incurred by Strul in connection with the transactions contemplated in the Transaction Documents shall be borne by the Corporation.
Section 11.6  Enurement
The Parties agree that this Agreement is binding upon and enures to the benefit of Strul and the Corporation and their respective successors and permitted assigns.
Section 11.7  Severability
The Parties agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.
Section 11.8  Further Assurances
Each of the Parties upon the request of the other, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds,

documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.
Section 11.9  Time of Essence
The Parties agree that time is of the essence in this Agreement.
Section 11.10  Counterparts
The Parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on delivery by electronic delivery of an executed copy of this Agreement.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers on the date first appearing above.

STRUL MEDICAL GROUP LLC

By:	“Bryan S. Gershkowitz”
Authorized Signatory

NEOVASC INC.

By:	“Fred Colen”
Authorized Signatory

[Signature page – Subscription Agreement]

A-1

SCHEDULE A
Form of Debenture
(see attached)

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER MAY [•], 2019.
NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION’S TRANSFER AGENT.

NEOVASC INC.
Suite 5138-13562 Maycrest Way
Richmond, BC, V6V 2J7
SECURED CONVERTIBLE DEBENTURE
PRINCIPAL: US$11,500,000	May [•], 2019

FOR VALUE RECEIVED, Neovasc Inc. (the “Corporation”) promises to pay to Strul Medical Group LLC (the “Holder”) at such place as the Holder may by notice in writing to the Corporation direct the principal sum of ELEVEN MILLION FIVE HUNDRED THOUSAND DOLLARS in lawful money of the United States of America (US$11,500,000) (the “Principal”). Subject to the provisions of this debenture (this “Debenture”), the Principal shall become due and payable on [•], 2023 (the “Maturity Date”).
This Debenture is subject to the terms and conditions set out below.
ARTICLE 1
INTERPRETATION
1.1	Definitions
As used herein, the following expressions shall have the following meanings:
(a)
“Business Day” means a day on which banks are generally open for the transaction of commercial business in Vancouver, British Columbia but does not in any event include a Saturday or a Sunday or a statutory holiday under applicable Canadian law.

(b)	“Capital Reorganization” has the meaning ascribed thereto in Subsection 3.4(b).
(c)	“Closing Date” means the date first written above on the front page of this Debenture.
(d)	“Common Share Reorganization” has the meaning ascribed thereto in Subsection 3.4(a).
(e)
“Common Shares” means common shares of the Corporation, as such shares were constituted on the date hereof, as the same may be reorganized or reclassified pursuant to any of the events set out in Section 3.4.

(f)
“Conversion Price” means the price per Common Share at which this Debenture shall be convertible into Common Shares, which price shall be equal to US$0.75 per Common Share for any such conversion prior to the second anniversary of the Closing Date, US$0.85 per Common Share for any such conversion on or after the second anniversary of the Closing Date but prior to the third anniversary of the Closing Date, and US$0.97 per Common Share on or after the third anniversary of the Closing Date, subject to adjustment from time to time pursuant to Section 3.4.

(g)	“Corporation” has the meaning ascribed thereto in the first paragraph of this Debenture.
(h)	“Date of Conversion” has the meaning ascribed thereto in Subsection 3.2(c).
(i)	“Event of Default” has the meaning ascribed thereto in Section 6.1.
(j)
“Excluded Taxes” means any of the following Taxes imposed on or with respect to the Holder (or any beneficial owner of this Debenture) or required to be withheld or deducted from a payment to the Holder (or any beneficial owner of this Debenture) (i) Taxes imposed on or measured by net income or capital (however denominated), franchise Taxes, and branch profits Taxes, in each case, imposed as a result of the Holder (or any beneficial owner of this Debenture) being organized under the laws of, or having its applicable office located in, the jurisdiction imposing such Tax (or any political subdivision thereof), (ii) Taxes attributable to the Holder’s failure to timely provide such certification, identification, or documentation if the receipt of certification, identification, or documentation is required by applicable law as a precondition to exemption from or a reduction in the rate of deduction or withholding from such Taxes, (iii) Taxes that would not have been so imposed but for the existence of any present or former connection between the Holder and the relevant taxing jurisdiction, including maintaining a permanent establishment or other physical presence in such jurisdiction, (iv) any backup withholding Tax imposed in the United States, (v) any withholding Taxes imposed under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (or any amended or successor version of such Sections that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to such Sections and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among governmental authorities and implementing such Sections, and (vi) any withholding Taxes imposed on payment to the Holder by reason of the Holder being a “specified shareholder” as defined in subsection 18(5) of the Income Tax Act (Canada) or by reason of the Holder not dealing at arm’s length with a specified shareholder of the Corporation.

(k)
“Existing Secured Creditors” means Bio IP Ventures II LLC, Magnetar Constellation Master Fund, Ltd., Magnetar Constellation Fund, Ltd., Magnetar Structured Credit Find, L.P., Magnetar Xing He Master Fund Ltd., Magnetar SC Fund Ltd., Magnetar Andromeda Select Master Fund Ltd., Magnetar Equity Opportunities Master Fund Ltd. and Magnetar Capital Master Fund, Ltd. to each of whom the Corporation or its Subsidiaries are indebted in connection with the SPA.

(l)
“Guarantees” means each of the guarantees executed and delivered by each Subsidiary on or about the date hereof, in form and substance satisfactory to the Holder, and “Guarantee” means any one of them.

(m)	“Holder” has the meaning ascribed thereto in the first paragraph of this Debenture.
(n)	“Indebtedness” means, with respect to the Corporation or any Subsidiary, all and any indebtedness of the Corporation or any Subsidiary, as applicable, whether absolute or contingent.
(o)
“Intercreditor Agreement” means a priority and subordination agreement executed and delivered concurrently herewith among the Holder, BIO IP Ventures II LLC, as agent of the Existing Secured Creditors, and the Corporation, in form and substance satisfactory to the Holder.

(p)	“Interest” has the meaning ascribed thereto in Section 2.2.
(q)	“Maturity Date” has the meaning ascribed thereto in the first paragraph of this Debenture.
(r)	“Nasdaq” means the Nasdaq Stock Market LLC.
(s)	“National Instrument 45-102” means National Instrument 45-102 - Resale of Securities together with the companion policy thereto.
(t)	“Person” means an individual, partnership, corporation, trust or other business or legal entity.
(u)	“Principal” has the meaning ascribed thereto in the first paragraph of this Debenture, as reduced pursuant to the terms hereof pursuant to any prepayment, conversion or otherwise.
(v)
“Security Agreements” means the general security agreements of the Corporation and each Subsidiary granted in favour of the Holder, in form and substance satisfactory to the Holder, executed and delivered by the Corporation and each Subsidiary on or about the date hereof, and “Security Agreement” means any one of them.

(w)	“Security Documents” means the Guarantees and the Security Agreements.
(x)
“Security Interest” means the charge and security interest in and to the assets of the Corporation and each Subsidiary granted by the Corporation and each Subsidiary in favour of the Holder under the Security Agreements.

(y)	“Security Release Date” means the date upon which the Principal and Interest have been repaid in full in accordance with the terms of this Debenture.
(z)
“SPA” means the securities purchase agreement dated as of November 9, 2017 by and among the Corporation, the Existing Secured Creditors and each of the other investors defined therein as buyers in respect of the issuance of Securities (as defined therein) by the Corporation, as may be amended from time to time.

(aa)	“Subscription Agreement” means the subscription agreement executed and delivered concurrently herewith between the Holder and the Corporation.
(bb)	“Subsidiaries” means Neovasc Medical Ltd., Neovasc Medical Inc. and Neovasc Tiara Inc., and “Subsidiary” means any one of them.
(cc)
“Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any governmental authority and whether disputed or not.

(dd)
“Transaction Documents” means, collectively, this Debenture, the Subscription Agreement, the Guarantees, the Intercreditor Agreement and the Security Documents entered into on the date hereof and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

(ee)	“TSX” means the Toronto Stock Exchange.
(ff)	“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
(gg)	“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.
(hh)	“US$” means United States dollars.
1.2	Extended Meanings
The terms “hereto”, “hereby”, “hereunder”, “herein” and similar expressions refer to the whole of this Debenture and not to any particular Article, Section, clause or part hereof.  Words importing the singular number only include the plural and vice versa and words importing gender include all genders.
1.3	Sections and Headings
The division of this Debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction and interpretation of this Debenture.

1.4	Exhibit
The following is the Schedule which forms part of this Debenture:
Exhibit A:	Notice of Conversion

ARTICLE 2
THE DEBENTURE
2.1	The Debenture
Subject to the terms and conditions hereof, and provided that no Event of Default has occurred, the Holder shall advance the Principal (after deduction of the original issue discount amount required under Section 2.4 of this Debenture) to the Corporation on the Closing Date.
2.2	Interest
Interest (“Interest”) shall accrue on the Principal at the following rates:
(a)
during the period from the Closing Date until the first anniversary thereof, at a rate of 8% per annum, of which (x) 5% per annum shall be payable in cash in arrears on the date of the maturity of the existing secured notes issued by the Corporation in favour of the Existing Secured Creditors due on or about May 17, 2020, and (y) 3% per annum shall be deferred and payable on the Maturity Date or such other date as the Principal is due and payable hereunder; and

(b)
during the period from the day following the first anniversary of the Closing Date until the Maturity Date, at a rate of 10% per annum, of which (x) 7% per annum shall be payable in cash in arrears on the last Business Day of November and May of each year, and (y) 3% per annum shall be deferred and payable on the Maturity Date or such other date as the Principal is due and payable hereunder.

In all cases, Interest that is payable hereunder in cash shall, at the option of the Holder (in its sole discretion, as notified to the Corporation in writing no less than ten Business Days prior to the relevant Interest payment date), be payable on any due date by the Corporation either:
(c)	in cash in immediately available funds; or
(d)
subject to approval from the TSX and the Nasdaq, as applicable, by way of issuance to the Holder of Common Shares in an amount equal to the amount of Interest then payable calculated on the basis of a price per Common Share equal to the Conversion Price; provided that the terms set out in Article 3 in respect of any such conversion are in all cases complied with.

2.3	Maximum Interest
Notwithstanding anything herein or in the Security Documents to the contrary, in the event that any provision of this Debenture or a Security Document would oblige the Corporation to make any payment of interest or other amount payable to the Holder in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Holder of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other applicable law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the original date of this Debenture to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Holder of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:
(a)	by reducing any fees or other amounts which would constitute interest for the purposes of section 347 of the Criminal Code (Canada) or any other applicable law; and
(b)	by reducing the amount or rate of Interest exigible under Section 2.2 of this Debenture.
2.4	Original Issue Discount
The advance of the Principal on the Closing Date shall be subject to an original issue discount of 15% (being US$1,725,000), which amount shall be deducted from the advance of the Principal on the Closing Date and retained by the Holder.
2.5	Prepayment Right
(a)
Voluntary Prepayment.  At any time prior to the Maturity Date, the Corporation may, upon three Business Days’ notice to the Holder, prepay, in whole or in part, any outstanding Principal; provided that concurrently therewith the Corporation shall also pay an amount equal to:

(i)	3% of the amount of Principal being so prepaid, if such prepayment is made prior to the first anniversary of the Closing Date;
(ii)	2% of the amount of Principal being so prepaid, if such prepayment is made on or after the first anniversary of the Closing Date but prior to the second anniversary of the Closing Date; or
(iii)	1% of the amount of Principal being so prepaid, if such prepayment is made on or after the second anniversary of the Closing Date but prior to the Maturity Date.
(b)
Tax Prepayment. At any time prior to the Maturity Date, the Corporation may, upon three Business Days’ notice to the Holder, prepay, in whole but not in part, the outstanding Principal if at such time the Corporation has become or would become obligated to pay to the Holder additional material amounts pursuant to Section 2.6 hereof as a result of any unavoidable amendment or change occurring after the date of this Debenture in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or of any change in an interpretation or application of such laws or regulations by any legislative body, court, governing agency, taxing authority or regulatory authority.

(c)
Outstanding Interest.  Any prepayment under (a) or (b) shall also be accompanied by payment of all outstanding interest and other amounts accrued pursuant to Section 2.6 hereof on the amount of outstanding Principal being so prepaid.

(d)
Warrants. Upon any prepayment prior to the Maturity Date, including under (a) or (b), the Corporation shall issue such number of Common Share purchase warrants (“Warrants”) that is equal to the amount of the prepayment divided by the Conversion

Price that is in effect at the time of the prepayment.  Each Warrant shall be exercisable into one Common Share and shall have an exercise price equal to the Conversion Price in effect at the time of issuance. The expiry date of the Warrants shall be the Maturity Date and the Warrants shall carry commercially reasonable terms and conditions, including standard adjustment provisions upon corporate reorganizations but without anti-dilution protection or participation rights, in all cases acceptable to the Holder at such time, acting reasonably.

(e)	equivalent economic terms as those set out in this Debenture, on terms and conditions in all cases acceptable to the Holder at such time.
2.6	Withholding Tax
The Corporation agrees that any and all payments made by the Corporation or any Subsidiary under, pursuant to, or in relation to, this Debenture or the Security Documents shall be made free and clear of, and without deduction for, any and all Taxes imposed by any jurisdiction as a consequence or result of any action taken by the Corporation or any Subsidiary, including the making of any payment.  If the Corporation or any Subsidiary shall be required by law to deduct any Taxes or other Excluded Taxes from or in respect of any sum payable to the Holder, the sum payable to the Holder shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this paragraph) the Holder receives an amount equal to the sum it would have received had no such deductions been made.  The Corporation hereby agrees to indemnify and hold harmless the Holder for the full amount of Taxes and for any incremental Taxes due to the Corporation’s (or any Subsidiary’s) failure to remit to the Holder the required receipts or other required documentary evidence or due to the Corporation’s (or any Subsidiary’s) failure to pay any Taxes when due to the appropriate taxing authority (including any Taxes imposed by any taxing authority on amounts payable under this paragraph in respect of any such withholding Taxes paid by the Holder on behalf of the Corporation (or any Subsidiary) and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally assessed).  To the extent the Holder is entitled to an exemption from or reduction of withholding tax with respect to some or all of a payment on or with respect to this Debenture, the Holder shall deliver to the Corporation such properly completed and executed documentation as required by applicable law or as reasonably requested by the Corporation as will permit such payments to be made without withholding or at a reduced rate of withholding.
ARTICLE 3
RIGHT OF CONVERSION
3.1	Conversion Privilege
Subject to and upon compliance with the provisions of this Section 3.1, the Holder may, at its option from the date hereof until the Maturity Date, convert all or (if the entire outstanding Principal is more than US$100,000) part of the outstanding Principal (in whole multiples of US$1,000) into Common Shares at the Conversion Price, provided that at no time may the Holder hold more than 19.99% of the total, outstanding issued Common Shares.  The Holder shall not have the right to convert any portion of this Debenture pursuant to its terms and conditions and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder, together with any Persons whose beneficial ownership of the Corporation’s Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the U.S. Exchange Act, would collectively beneficially own, directly or indirectly, in excess of 19.99% of the Common Shares outstanding immediately after giving effect to such conversion.

3.2	Exercise of Conversion Privilege
(a)
Notice.  In order to exercise the optional conversion privilege contained herein the Holder shall surrender this Debenture to the Corporation at its office set out on the face page hereof, accompanied by the duly completed written notice substantially in the form of Exhibit A attached hereto signed by the Holder stating that the Holder elects to convert this Debenture.  Where there has been a partial conversion in accordance with the terms hereof, the Corporation shall as promptly as practicable deliver a replacement Debenture for the portion of the Principal not converted, if any.

(b)
Contract between the Holder and the Corporation.  The surrender of this Debenture accompanied by notice given pursuant to Subsection 3.2(a) shall be deemed to constitute a contract between the Holder and the Corporation whereby the Holder subscribes for the number of Common Shares which it shall be entitled to receive on such conversion and the Holder releases the Corporation from all liability under this Debenture with respect to the Principal and any accrued but unpaid Interest.  With respect to any Common Shares which are issued upon conversion, as required from time to time under the securities legislation which governs the Corporation or any hold period imposed by a regulatory authority, the Holder agrees to be bound by any applicable hold period.  The certificates evidencing the Common Shares shall contain the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER MAY [•], 2019.”

“THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFER PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION’S TRANSFER AGENT,

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”
(c)
Date of Conversion. The date of receipt by the Corporation of this Debenture and the notice referred to in Subsection 3.2(a) is herein referred to as the “Date of Conversion” of this Debenture.  Such conversion shall be deemed to have been effected immediately prior to the close of business on the Date of Conversion and at such time the rights of the Holder under this Debenture as the holder thereof shall cease.

3.3	No Fractional Common Shares
Notwithstanding anything herein contained, the Corporation shall in no case be required to issue fractional Common Shares upon the conversion of this Debenture.  If any fractional interest in a Common Shares would, except for the provisions of this Section 3.3, be deliverable upon the conversion of all or any part of this Debenture, the number of Common Shares issuable to the Holder shall be rounded down to the nearest whole number of Common Shares.
3.4	Conversion Adjustment
The Conversion Price in effect at any time is subject to adjustment from time to time in the events and in the manner provided as follows:
(a)	Common Share Reorganization. If and whenever at any time after the date hereof the Corporation:
(i)	issues Common Shares or securities exchangeable for or convertible into Common Shares to the holders of the Common Shares as a stock dividend;
(ii)	makes a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;
(iii)	subdivides or re-divides its outstanding Common Shares into a greater number of shares; or
(iv)	consolidates its outstanding Common Shares into a smaller number of shares,
(any of such events being called a “Common Share Reorganization”), then the Conversion Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(b)
Capital Reorganization.  If and whenever at any time after the date hereof there is a reclassification of the Common Shares outstanding at any time or a change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), the Holder, upon exercising the conversion privilege pursuant to Section 3.2 after the effective date of such Capital Reorganization, will be entitled to receive in lieu of the number of Common Shares to which the Holder was theretofore entitled upon such conversion, the aggregate number of shares, other securities or other property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was theretofore entitled upon conversion of this Debenture.  If determined appropriate by action of the directors of the Corporation, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 3.4 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 3.4 will thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares, other securities or other property thereafter deliverable upon the exercise of the conversion privilege. Any such adjustment must be made by and set forth in an amendment to this Debenture approved by action of the directors of the Corporation and will for all purposes be conclusively deemed to be an appropriate adjustment.

3.5	Rules Regarding Calculation of Adjustment of Conversion Price
(a)
Cumulative.  The adjustments provided for in Section 3.4 are cumulative and will, in the case of adjustments to the Conversion Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following provisions of this Section 3.5.

(b)
Minimum 1% Change.  No adjustment in the Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price; provided however that any adjustments which, except for the provisions of this Section 3.5, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

(c)
Discretion of the Board.  In case the Corporation after the date of this Debenture takes any action affecting the Common Shares, other than actions described in Section 3.4, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Holder hereunder, the Conversion Price will be adjusted in such manner, if any, and at such time, by action of the directors of the Corporation, but subject in all cases to any necessary regulatory approval. Failure to take any action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(d)
Disputes.  If at any time a dispute arises with respect to adjustments provided for in Section 3.4, such dispute will be conclusively determined by a firm of independent chartered accountants as may be selected by mutual consent of the Corporation and the Holder and any such determination will be binding upon the Corporation, the Holder and shareholders of the Corporation.  The Corporation will provide such firm of independent chartered accountants with access to all necessary records of the Corporation.

(e)
Notice of Event Requiring Adjustment.  The Corporation will from time to time, as soon as is reasonably practicable after the occurrence of any event which requires an adjustment or readjustment as provided in Section 3.4, give written notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price.

(f)
Notice of Intention to Fix Record Date.  The Corporation covenants to and in favour of the Holder that so long as any Principal hereunder remains outstanding, it will give written notice to the Holder of its intention to fix a record date for any event referred to in Section 3.4 (other than a subdivision or consolidation of Common Shares) which may give rise to an adjustment in the Conversion Price and, in each case, such notice must specify the particulars of such event, the record date and the effective date for such event; provided that the Corporation is only required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given.

3.6	Reservation of Sufficient Shares
The Corporation shall at all times when any part of this Debenture remains outstanding reserve and keep available out of its authorized but unissued Common Shares, for the purpose of effecting the conversion of this Debenture, such number of Common Shares as shall from time to time be sufficient to effect the conversion hereof. As a condition precedent to the taking of any action which would require an adjustment to the Conversion Price, the Corporation shall take any corporate action which may be necessary in order that the Corporation shall have unissued and reserved in its authorized capital, and may validly and legally issue, the shares to which the Holder is entitled on the full exercise of its conversion rights in accordance with the provisions hereof.
ARTICLE 4
SECURITY
4.1	Grant of Security
As general and continuing collateral security for the due payment of the Principal, Interest and all other monies payable hereunder or from time to time secured hereby, the Corporation shall execute and deliver and shall cause each Subsidiary to execute and deliver the Security Agreements and the Corporation shall cause each Subsidiary to validly execute and deliver each Guarantee and all such other documents and instruments and security registrations as counsel to the Holder may reasonably request to grant and perfect the charge and security interests in and to the Security Documents as contemplated hereby.
4.2	Release of Security at Security Release Date
Notwithstanding any other provision set forth in this Debenture or in the Security Documents, on the Security Release Date, the Holder agrees to release any and all security interests provided for in this Debenture and in the Security Documents, and acknowledges that the security interests provided for in this Debenture and in the Security Documents will be terminated, and the Holder will, forthwith upon the receipt of a written request from the Corporation or any Subsidiary, execute and deliver such instruments and other documents as are necessary to give effect to such termination and to reassign to the Corporation or any Subsidiary, as applicable, or release any interest the Holder may have in any assets that are subject to the Security Documents.
ARTICLE 5
HOLDER RIGHTS
5.1	Waiver
The Holder may waive in writing any breach by the Corporation of any of the provisions contained in this Debenture or any default by the Corporation in the observance or performance of any covenant or condition required to be observed or performed by the Corporation hereunder, provided that no such waiver or any other act, failure to act or omission by the Holder shall extend to or be taken in any manner to affect any subsequent breach or default or the rights of the Holder resulting therefrom.
5.2	Change in Control
Upon the occurrence of a Change of Control (as defined below), the Holder shall have five Business Days to elect, by way of written notice to the Corporation, that the Corporation prepay the outstanding Principal and Interest, together with any other amounts payable hereunder, which aggregate amount will be payable in full by the Corporation within three Business Days of receipt of such written notice from the Holder.
A “Change of Control” shall be deemed to have occurred if:
(a)
any Person other than Persons that are holders of voting securities of the Corporation as of the Closing Date is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the U.S. Exchange Act), directly or indirectly, of securities of the Corporation representing 50% or more of the combined voting power of the Corporation’s then outstanding voting securities;

(b)
individuals, who at the Closing Date constitute the board of directors  of the Corporation, and any new director whose election by the board of directors of the Corporation, or whose nomination for election by the Corporation’s equity holders, was approved by a vote of at least one-half (1/2) of the directors then in office (other than in connection with a contested election), cease for any reason to constitute at least a majority of the board of directors of the Corporation;

(c)
the stockholders or members of the Corporation approve (i) a plan of complete liquidation of the Corporation or (ii) the sale or other disposition by the Corporation of all or substantially all of the Corporation’s assets; or

(d)	a merger or consolidation of the Corporation with any other entity is consummated, other than:
(i)
a merger or consolidation which results in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the surviving entity’s outstanding voting securities immediately after such merger or consolidation; or

(ii)
a merger or consolidation which would result in the directors of the Corporation (who were directors immediately prior thereto) continuing to constitute more than 50% of all directors of the surviving entity immediately after such merger or consolidation, and in this paragraph (d), “surviving entity” shall mean only an entity in which all of the Corporation’s equity holders immediately before such merger or consolidation (determined without taking into account any equity holders properly exercising appraisal or similar rights) become stockholders by the terms of such merger or consolidation, and the phrase “directors of the Corporation (who were directors immediately prior thereto)” shall include only individuals who were directors of the Corporation at the Closing Date.
ARTICLE 6
EVENTS OF DEFAULT
6.1	Events of Default
Subject to the terms of the Intercreditor Agreement, the whole of the Principal and Interest remaining unpaid shall, at the option of the Holder, become immediately due and payable in each of the following events (each such event being herein called an “Event of Default”):
(a)
if the Corporation defaults in payment of any Principal or Interest owing under this Debenture when the same becomes due and such default shall continue for three Business Days after written notice thereof is given to the Corporation by the Holder;

(b)	if any Subsidiary defaults in any payment obligations in accordance with the terms of its Guarantee;
(c)
if the Corporation defaults in the performance or observance of any term, covenant or condition herein contained or contained in the Security Agreement of the Corporation or any Subsidiary defaults in the performance or observance of any term, covenant or condition of any Security Documents of such Subsidiary, other than a term, covenant or condition whose default is specifically dealt with elsewhere in this Section 6.1, and such default shall continue for 15 Business Days after written notice thereof is given to the Corporation by the Holder; provided, however, that if such default cannot by its nature be cured within the 15 Business Day period or cannot after diligent attempts by the Corporation or the applicable Subsidiary be cured within such 15 Business Day period, and such default is likely to be cured within a reasonable time, then the Corporation or such Subsidiary, as applicable, shall have an additional period (which shall not in any case exceed 30 additional days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default;

(d)
if any representation or warranty or certification made or deemed to be made by the Corporation, any Subsidiary or any of their respective directors or officers in the Transaction Documents to which it is a party shall prove to have been incorrect in any material respect when made or deemed to be made, and if the circumstances giving rise to the incorrect representation or warranty are capable of modification or rectification (such that, thereafter the representation or warranty would be correct), the representation or warranty remains uncorrected for 15 Business Days after written notice thereof is given to the Corporation by the Holder;

(e)	if an order is made or an effective resolution passed for the winding-up, liquidation or dissolution of the Corporation or any Subsidiary;
(f)
if the Corporation or any Subsidiary consents to or makes a general assignment for the benefit of creditors or makes a proposal under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous laws;

(g)	if the Corporation or any Subsidiary becomes bankrupt or insolvent or commits an act of bankruptcy, or any proceeding is commenced against or affecting the Corporation or any Subsidiary:
(i)	seeking to adjudicate it a bankrupt or insolvent;
(ii)
seeking liquidation, dissolution, winding-up, restructuring, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation or organization); or

(iii)	seeking appointment of a receiver, receiver and manager, liquidator, trustee, agent, custodian or other similar official for it or for any part of its properties and assets, and such proceedings is not dismissed or stayed within 30 days;
(h)
if any Indebtedness of the Corporation in excess of US$500,000 (or its equivalent) shall become due, or be declared pursuant to the terms thereof to be due prior to the expressed maturity thereof, and shall not be paid, after the expiry of any applicable cure period; or

(i)
if one or more fines, penalties or final judgments, orders or decrees for the payment of any sum in excess of US$500,000 (or its equivalent) which is not covered by independent third-party insurance as to which liability has been accepted by such insurance carrier is rendered against the Corporation or any Subsidiary by any governmental authority, and the same is not, within 30 Business Days after the entry, assessment or issuance thereof, discharged, satisfied, or paid, or after execution thereof, stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay.

6.2	Rights on Default
Upon the occurrence of any one or more Events of Default which is continuing and subject to the terms of the Intercreditor Agreement, the outstanding Principal and Interest owing hereunder shall, at the option of the Holder, immediately become due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived by the Corporation.
6.3	Remedies Cumulative
All powers and remedies given herein to the Holder shall, to the extent permitted by law, be deemed cumulative and not exclusive of, but in addition to, any other powers and remedies available to the Holder hereunder, by law, equity, statute, judicial proceedings or otherwise, to enforce the performance and observance of the covenants and agreements contained in this Debenture.  No delay or omission by the Holder to exercise any right or power accruing hereunder shall impair any such right or power, or shall be construed to be a waiver of any such right or power or an acquiescence therein. Every power and remedy given herein or by law to the Holder may be exercised from time to time, and as often as shall be deemed expedient by the Holder.
6.4	Conflict with Applicable Law
All rights, remedies and powers provided herein may be exercised only to the extent that the exercise thereof does not violate any mandatory provision of applicable law and all provisions of this Debenture are intended to be subject to all mandatory provisions of applicable law which may be controlling in the premises and to be limited to the extent necessary so that they will not render this Debenture invalid, unenforceable or not entitled to be recorded, registered or filed under the mandatory provisions of any applicable law. Any provision hereof contrary to mandatory provisions of applicable law shall be deemed to be ineffective and shall be severable from and not invalidate any other provision of this Debenture.
ARTICLE 7
GENERAL
7.1	Expenses
All of the reasonable costs and expenses of the Holder (including all legal and accounting fees and expenses) incurred in connection with this Debenture are for the account of the Corporation, including all expenses of the Holder in enforcing or preserving its rights under this Debenture and related documents.
7.2	Notice
Any notice, communication, payment or demand required or permitted to be given under this Debenture shall be deemed to have been sufficiently given to the recipient if delivered personally, or (other than in the case of payment) if sent by email or sent by ordinary first class mail within Canada, postage prepaid, or by courier addressed as follows:

(a)	to the Corporation at:

Suite 5138 - 13562 Maycrest Way
Richmond, BC V6V 2J7

	Attention:	Chris Clark, Chief Financial Officer
	Facsimile:	(604) 270-4384
	Email:	cclark@neovasc.com

(b)	to the Holder at:

[Address]
	Attention:	[•]
	Facsimile:	[•]
	Email:	[•]
Any such mailing shall be deemed to be received on the date of delivery if delivered personally, on the next Business Day following the transmission by facsimile or email confirmed by the sender thereof, the date following sending by courier or on the third Business Day following the date of mailing or, in the event of any disruption, strike or interruption in the Canadian postal service after mailing and prior to receipt, on the third Business Day following full resumption of such Canadian postal service.  Either party hereto may change its address for the purpose of this Section by giving written notice of such change to the other.
7.3	Extensions and Amendments
Any agreement for the extension of the time of payment of the moneys hereby secured or any part thereof made at, before or after maturity, and prior to the execution of a discharge or release of this Debenture, or any agreement for altering the term, Interest, the amount of the Interest payments hereunder or any other covenant or condition hereof, need not be registered in any office of public record but shall be effectual and binding upon the Corporation and its successors and permitted assigns when executed by the Corporation and the Holder and delivered to the Holder. Any such amendments or extensions may be subject to prior regulatory approval.
7.4	Assignment; Successors and Assigns
The Holder may not assign this Debenture without the prior written consent (which shall not be unreasonably withheld or delayed) of the Corporation.  The Corporation may not assign this Debenture without the prior written consent (which shall not be unreasonably withheld or delayed) of the Holder, provided always that the Corporation acknowledges and agrees that the Holder shall not be acting unreasonably if it refuses to consent if, in the reasonable opinion of the Holder, any proposed transferee does not have the requisite financial strength to assume the due and punctual performance of the payment obligations and each and every covenant and condition of this Debenture to be performed and observed by the Corporation. This Debenture is binding upon the parties hereto and their respective successors and permitted assigns.
7.5	Discharge of Debenture
After the Principal and Interest has been repaid in full, satisfied in full by conversion pursuant to Article 3 hereof or satisfied in full by prepayment pursuant to Section 2.5 hereof, the Holder shall return the collateral under the Security Documents to the Corporation or the applicable Subsidiary, as applicable, cancel and discharge this Debenture with respect to any Principal or Interest that is payable by the Corporation to the Holder and execute and deliver, or cause to be executed and delivered to the Corporation such instruments as shall be necessary to discharge this Debenture and the Security Interest.
7.6	Further Assurances
Each party will from time to time and at its own expense promptly execute and deliver all further documents and take all further action necessary or appropriate to give effect to and perform the provisions and intent of this Debenture and to complete the transactions contemplated hereby and to fulfill any reporting or filing requirements.
7.7	Entire Agreement
This Debenture constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments or representations, written or oral, in respect thereof.

7.8	Governing Law
This Debenture shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.
7.9	Time of Essence
Time shall be of the essence of this Debenture in all respects.

[signatures on the next following page]

IN WITNESS WHEREOF the Corporation has executed this Debenture as of the date first written above.

NEOVASC INC.

Per:
Name:
Title:

The terms and conditions of this Debenture are acknowledged and agreed to by the Holder.

STRUL MEDICAL GROUP LLC

Per:
Name:
Title:

EXHIBIT A

NOTICE OF CONVERSION

TO:	Neovasc Inc.

The undersigned, the registered holder of the secured convertible debenture issued by Neovasc Inc. on May [●], 2019 (the “Debenture”) hereby irrevocably elects to convert US$[●] of the principal and interest outstanding under the Debenture into common shares of Neovasc Inc. at the Conversion Price as defined in the Debenture and on the conversion terms set out in the Debenture.
DATED this ____ day of ___________________, 20__.

STRUL MEDICAL GROUP LLC

Per:
Name:
Title:

SCHEDULE B
Form of United States Subscribers Representation Letter
(see attached)

UNITED STATES SUBSCRIBERS REPRESENTATION LETTER

This Representation Letter is being delivered in connection with the execution and delivery of the Subscription Agreement of the undersigned subscriber (the “Subscriber”) in connection with the purchase of a secured convertible debenture (the “Debenture”) and Common Shares (the “Purchased Shares”, and together with the Debenture, the “Securities”) of Neovasc Inc. (the “Corporation”). Capitalized terms used herein and not defined herein will have the meanings ascribed thereto in the Subscription Agreement. The Subscriber represents, warrants and covenants (which representations, warranties and covenants will survive the Closing Date) on its own behalf and, if applicable, on behalf of any beneficial purchaser for whom the Subscriber is contracting hereunder to and with the Corporation and acknowledges that the Corporation and their respective counsel are relying thereon that:

(a)
The Subscriber is (i) purchasing the Securities as principal for its own account and not for the benefit of any other person and it is an “accredited investor” who satisfies one or more of the criteria of Rule 501(a) of Regulation D) (a “U.S. Accredited Investor”); or (ii) subscribing for the Securities as agent for a beneficial purchaser disclosed on the execution page of this Subscription Agreement, in a transaction in which the Subscriber is exercising sole investment discretion with respect to the purchase of the Securities and the Subscriber and each disclosed purchaser for whom it is acting is a U.S. Accredited Investor and is purchasing as principal for its own account and not for the benefit of any other person; and the Subscriber has initialled the category of U.S. Accredited Investor applicable to the Subscriber and any beneficial purchaser below.

(b)
The Subscriber (and, if the Subscriber is acting on behalf of a beneficial purchaser, such beneficial purchaser) is a U.S. Accredited Investor as a result of satisfying the requirements of the paragraphs below that the Subscriber has indicated (the line identified as “BP” is to be initialled by the undersigned if the beneficial purchaser, if any, satisfies the requirements of the corresponding paragraph).

____ ____	(BP)	(i)
any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity;

____ ____	(BP)	(ii)	any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;

____ ____	(BP)	(iii)	any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act;

____ ____	(BP)	(iv)	any investment company registered under the Investment Company Act of 1940, or a business development company as defined in Section 2(a)(48) of that Act;

____ ____	(BP)	(v)	any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

____ ____	(BP)	(vi)
any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000;

____ ____	(BP)	(vii)
any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are U.S. Accredited Investors;

____ ____	(BP)	(viii)	any private business development company as defined in Section 202(a)(22) of the Investments Advisers Act of 1940;

____ ____	(BP)	(ix)
any organization described in section 501(c)(3) of the Internal Revenue Code of 1986, corporation, Massachusetts or similar business trust, limited liability company or partnership not formed for the specific purpose of acquiring the Securities offered, with total assets in excess of US$5,000,000;

____ ____	(BP)	(x)	any director or executive officer of the Corporation;

____ ____	(BP)	(xi)	any natural person whose individual net worth, or joint net worth with that person’s spouse, at the date hereof exceeds US$1,000,000;

(Note: The value of an individual’s primary residence may not be included in this net worth calculation, and any indebtedness in excess of the value of an individual’s primary residence should be considered a liability and should be deducted from an individual’s net worth.)

____ ____	(BP)	(xii)
any natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

____ ____	(BP)	(xiii)
any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Securities offered, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment or

X ____	(BP)	(xiv)	any entity in which all of the equity owners meet the requirements of at least one of the above categories.

If the Subscriber is an individual or entity who has marked (b)(xi), (b)(xii) or b(xiv) above, the Corporation may request additional information to confirm the Subscriber’s (or each equity owner’s, in the case of a subscriber that has marked (b)(xiv) above) net worth or income, as applicable.

(c)
The Subscriber has not purchased the Securities as a result of any form of “general solicitation” or “general advertising” (as those terms are used in Rule 502(c) of Regulation D), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the Internet or broadcast over radio, television, or the Internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(d)
The Subscriber has had access to such information concerning the Corporation as it has considered necessary or appropriate in connection with its investment decision to acquire the Securities and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of loss of its investment in the Securities.

(e)
The Subscriber understands and acknowledges that none of the Securities, nor any securities issuable upon conversion of the Debenture, have been registered under the U.S. Securities Act or the securities laws of any state, and that the Securities are being offered and sold to a limited number of U.S. Accredited Investors in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws; accordingly, none of the Securities, nor any securities issuable upon conversion of the Debenture, are or will be when issued, as applicable, “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act.

(f)
The Subscriber, and each beneficial purchaser, if any, is acquiring the Securities for its own account as principal and not with a view to any resale, distribution or other disposition of Securities in violation of United States federal or state securities laws, provided, however, that by making these representations, the Subscriber does not agree to hold the Securities for any specific term and reserves the right to dispose of the Securities in accordance with applicable securities laws.

(g)
The Subscriber understands that if it (or any beneficial purchaser on whose behalf it is acting) decides to offer, sell, pledge or otherwise transfer any of the Securities, or any securities issuable upon conversion of the Debenture, it will not offer, sell, pledge or otherwise transfer any of such securities except: (A) to the Corporation, (B) outside the United States, in accordance with Rules 903 or 904 of Regulation S, and in compliance with applicable local laws and regulations, (C) pursuant to the exemptions from registration under the U.S. Securities Act provided by (1) Rule 144, if available, or (2) Rule 144A thereunder, if available, or (D) in another transaction that does not require registration under the U.S. Securities Act and, in each case, in compliance with any applicable state securities laws of the United States; prior to any transfer pursuant to the foregoing clause (C)(1) or (D), the Corporation will require the delivery of a legal opinion in form and substance reasonably satisfactory to the Corporation to the effect that such transfer does not require registration under the U.S. Securities Act or any applicable state securities laws.
(h)
The Subscriber (or any beneficial purchaser on whose behalf it is acting) understands that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, the certificate representing the Debenture and all certificates issued in exchange therefor or in substitution thereof will bear the following legend:

“NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT.”
and the Subscriber (or any beneficial purchaser on whose behalf it is acting) understands that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S.

Securities Act or applicable state securities laws, the certificates representing the Purchased Shares and any common shares issued upon conversion of the Debenture, and all certificates issued in exchange therefor or in substitution thereof will bear the following legend:
“THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”
provided, that if the Securities, or any securities issuable upon conversion of the Debenture, are being sold outside the United States in compliance with the requirements of Rules 903 or 904 of Regulation S, the above legend may be removed by providing a declaration to the registrar and transfer agent for the Securities and the Corporation in the form attached hereto as Appendix A hereto (or in such other form as the Corporation's registrar and transfer agent may prescribe from time to time), together with any other evidence which may, without limitation, include an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, be required by the registrar and transfer agent for the Securities to be delivered, to the effect that such U.S. legend is no longer required under applicable requirements of the U.S. Securities Act or any applicable state securities laws; provided, further, that if any Securities, or securities issuable upon conversion of the Debenture, are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, the above legend may be removed by delivery to the Corporation of an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or any applicable state securities laws.
(i)
The Subscriber consents to the Corporation making a notation on its records or giving instruction to the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer with respect to the Securities, or any securities issuable upon conversion of the Debenture, set forth and described herein.

(j)
The Subscriber understands that (i) the Corporation is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Securities, or any securities issuable upon conversion of the Debenture, in the United States, (ii) there are substantial restrictions on the transferability of the Securities, and any securities issuable upon conversion of the Debenture, and (iii) it may not be possible for the Subscriber to readily liquidate his, her or its investment in case of an emergency at any time.

(k)
The Subscriber understands and agrees that the financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

(l)
The Subscriber understands and agrees that there may be material tax consequences to it of an acquisition, holding or disposition of the Securities, or any securities issuable upon conversion of the Debenture. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of its acquisition, holding or disposition of the Securities, or any securities issuable upon conversion of the Debenture,  and the Subscriber acknowledges that it is solely responsible for determining the tax consequences to it with respect to its investment, including whether the Corporation will at any given time be deemed a “passive foreign investment company” within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended.

(m)
The Subscriber is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Corporation is organized under the laws of Canada; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States.

(n)
The office or other address of the Subscriber at which the Subscriber received and accepted the offer to purchase the Securities is the address listed as the “Subscriber’s Address” on the face page of the Subscription Agreement.

(o)
The funds representing the Aggregate Subscription Price which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber's name and other information relating to the subscription agreement and the Subscriber's subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act. No portion of the Aggregate Subscription Price to be provided by the Subscriber (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Subscriber, and it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true and provide the Corporation with appropriate information in connection therewith.

(p)	The provisions of this Representation Letter will be true and correct both as of the date of execution of the Subscription Agreement and as of the Closing Date.
The Subscriber undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the Subscriber or, if applicable, the beneficial purchaser set forth herein, which takes place prior to the Closing Date.
DATED at         Cobb County, Georgia        this    13th    day of May, 2019.

If a Corporation, Partnership or Other Entity:

STRUL MEDICAL GROUP LLC
Name of Entity

LIMITED LIABILTY COMPANY
Type of Entity

(signed) “Bryan S. Gershkowitz”
Signature of Person Signing

Bryan S. Gershkowitz, Vice President
Print or Type Name and Title of Person Signing

ANNEX A TO SCHEDULE B
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Neovasc Inc.

AND TO:	The registrar and transfer agent for the securities of Neovasc Inc.

The undersigned (A) acknowledges that the sale of the securities of Neovasc Inc. (the “Company”) represented by certificate number [___________________] to which this declaration relates was made in reliance on Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as the same has been, and hereafter from time to time, may be amended (the “U.S. Securities Act”) and (B) certifies that (1) in the case of a resale pursuant to Rule 904 of Regulation S only, the undersigned is not an “affiliate” of the Company as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of “distributor”, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing-off” the resale restrictions imposed because the securities are “restricted securities” as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED at __________    this ___ day of __________, 20__.

By:
Name:
Title:

Document 2

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER MAY [•], 2019.
NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION’S TRANSFER AGENT.

NEOVASC INC.
Suite 5138-13562 Maycrest Way
Richmond, BC, V6V 2J7
SECURED CONVERTIBLE DEBENTURE
PRINCIPAL: US$11,500,000	May [•], 2019
FOR VALUE RECEIVED, Neovasc Inc. (the “Corporation”) promises to pay to Strul Medical Group LLC (the “Holder”) at such place as the Holder may by notice in writing to the Corporation direct the principal sum of ELEVEN MILLION FIVE HUNDRED THOUSAND DOLLARS in lawful money of the United States of America (US$11,500,000) (the “Principal”). Subject to the provisions of this debenture (this “Debenture”), the Principal shall become due and payable on [•], 2023 (the “Maturity Date”).
This Debenture is subject to the terms and conditions set out below.
ARTICLE 1
INTERPRETATION
1.1	Definitions
As used herein, the following expressions shall have the following meanings:
(a)
“Business Day” means a day on which banks are generally open for the transaction of commercial business in Vancouver, British Columbia but does not in any event include a Saturday or a Sunday or a statutory holiday under applicable Canadian law.

(b)	“Capital Reorganization” has the meaning ascribed thereto in Subsection 3.4(b).
(c)	“Closing Date” means the date first written above on the front page of this Debenture.
(d)	“Common Share Reorganization” has the meaning ascribed thereto in Subsection 3.4(a).
(e)
“Common Shares” means common shares of the Corporation, as such shares were constituted on the date hereof, as the same may be reorganized or reclassified pursuant to any of the events set out in Section 3.4.

(f)
“Conversion Price” means the price per Common Share at which this Debenture shall be convertible into Common Shares, which price shall be equal to US$0.75 per Common Share for any such conversion prior to the second anniversary of the Closing Date, US$0.85 per Common Share for any such conversion on or after the second anniversary of the Closing Date but prior to the third anniversary of the Closing Date, and US$0.97 per Common Share on or after the third anniversary of the Closing Date, subject to adjustment from time to time pursuant to Section 3.4.

(g)	“Corporation” has the meaning ascribed thereto in the first paragraph of this Debenture.
(h)	“Date of Conversion” has the meaning ascribed thereto in Subsection 3.2(c).
(i)	“Event of Default” has the meaning ascribed thereto in Section 6.1.
(j)
“Excluded Taxes” means any of the following Taxes imposed on or with respect to the Holder (or any beneficial owner of this Debenture) or required to be withheld or deducted from a payment to the Holder (or any beneficial owner of this Debenture) (i) Taxes imposed on or measured by net income or capital (however denominated), franchise Taxes, and branch profits Taxes, in each case, imposed as a result of the Holder (or any beneficial owner of this Debenture) being organized under the laws of, or having its applicable office located in, the jurisdiction imposing such Tax (or any political subdivision thereof), (ii) Taxes attributable to the Holder’s failure to timely provide such certification, identification, or documentation if the receipt of certification, identification, or documentation is required by applicable law as a precondition to exemption from or a reduction in the rate of deduction or withholding from such Taxes, (iii) Taxes that would not have been so imposed but for the existence of any present or former connection between the Holder and the relevant taxing jurisdiction, including maintaining a permanent establishment or other physical presence in such jurisdiction, (iv) any backup withholding Tax imposed in the United States, (v) any withholding Taxes imposed under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (or any amended or successor version of such Sections that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to such Sections and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among governmental authorities and implementing such Sections, and (vi) any withholding Taxes imposed on payment to the Holder by reason of the Holder being a “specified shareholder” as defined in subsection 18(5) of the Income Tax Act (Canada) or by reason of the Holder not dealing at arm’s length with a specified shareholder of the Corporation.

(k)
“Existing Secured Creditors” means Bio IP Ventures II LLC, Magnetar Constellation Master Fund, Ltd., Magnetar Constellation Fund, Ltd., Magnetar Structured Credit Find, L.P., Magnetar Xing He Master Fund Ltd., Magnetar SC Fund Ltd., Magnetar Andromeda Select Master Fund Ltd., Magnetar Equity Opportunities Master Fund Ltd. and Magnetar Capital Master Fund, Ltd. to each of whom the Corporation or its Subsidiaries are indebted in connection with the SPA.

(l)
“Guarantees” means each of the guarantees executed and delivered by each Subsidiary on or about the date hereof, in form and substance satisfactory to the Holder, and “Guarantee” means any one of them.

(m)	“Holder” has the meaning ascribed thereto in the first paragraph of this Debenture.
(n)	“Indebtedness” means, with respect to the Corporation or any Subsidiary, all and any indebtedness of the Corporation or any Subsidiary, as applicable, whether absolute or contingent.
(o)
“Intercreditor Agreement” means a priority and subordination agreement executed and delivered concurrently herewith among the Holder, BIO IP Ventures II LLC, as agent of the Existing Secured Creditors, and the Corporation, in form and substance satisfactory to the Holder.

(p)	“Interest” has the meaning ascribed thereto in Section 2.2.
(q)	“Maturity Date” has the meaning ascribed thereto in the first paragraph of this Debenture.
(r)	“Nasdaq” means the Nasdaq Stock Market LLC.
(s)	“National Instrument 45-102” means National Instrument 45-102 - Resale of Securities together with the companion policy thereto.
(t)	“Person” means an individual, partnership, corporation, trust or other business or legal entity.
(u)	“Principal” has the meaning ascribed thereto in the first paragraph of this Debenture, as reduced pursuant to the terms hereof pursuant to any prepayment, conversion or otherwise.
(v)
“Security Agreements” means the general security agreements of the Corporation and each Subsidiary granted in favour of the Holder, in form and substance satisfactory to the Holder, executed and delivered by the Corporation and each Subsidiary on or about the date hereof, and “Security Agreement” means any one of them.

(w)	“Security Documents” means the Guarantees and the Security Agreements.
(x)
“Security Interest” means the charge and security interest in and to the assets of the Corporation and each Subsidiary granted by the Corporation and each Subsidiary in favour of the Holder under the Security Agreements.

(y)	“Security Release Date” means the date upon which the Principal and Interest have been repaid in full in accordance with the terms of this Debenture.
(z)
“SPA” means the securities purchase agreement dated as of November 9, 2017 by and among the Corporation, the Existing Secured Creditors and each of the other investors defined therein as buyers in respect of the issuance of Securities (as defined therein) by the Corporation, as may be amended from time to time.

(aa)	“Subscription Agreement” means the subscription agreement executed and delivered concurrently herewith between the Holder and the Corporation.
(bb)	“Subsidiaries” means Neovasc Medical Ltd., Neovasc Medical Inc. and Neovasc Tiara Inc., and “Subsidiary” means any one of them.
(cc)
“Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any governmental authority and whether disputed or not.

(dd)
“Transaction Documents” means, collectively, this Debenture, the Subscription Agreement, the Guarantees, the Intercreditor Agreement and the Security Documents entered into on the date hereof and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

(ee)	“TSX” means the Toronto Stock Exchange.
(ff)	“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
(gg)	“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.
(hh)	“US$” means United States dollars.
1.2	Extended Meanings
The terms “hereto”, “hereby”, “hereunder”, “herein” and similar expressions refer to the whole of this Debenture and not to any particular Article, Section, clause or part hereof.  Words importing the singular number only include the plural and vice versa and words importing gender include all genders.
1.3	Sections and Headings
The division of this Debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction and interpretation of this Debenture.

1.4	Exhibit
The following is the Schedule which forms part of this Debenture:
Exhibit A:	Notice of Conversion
ARTICLE 2
THE DEBENTURE
2.1	The Debenture
Subject to the terms and conditions hereof, and provided that no Event of Default has occurred, the Holder shall advance the Principal (after deduction of the original issue discount amount required under Section 2.4 of this Debenture) to the Corporation on the Closing Date.
2.2	Interest
Interest (“Interest”) shall accrue on the Principal at the following rates:
(a)
during the period from the Closing Date until the first anniversary thereof, at a rate of 8% per annum, of which (x) 5% per annum shall be payable in cash in arrears on the date of the maturity of the existing secured notes issued by the Corporation in favour of the Existing Secured Creditors due on or about May 17, 2020, and (y) 3% per annum shall be deferred and payable on the Maturity Date or such other date as the Principal is due and payable hereunder; and

(b)
during the period from the day following the first anniversary of the Closing Date until the Maturity Date, at a rate of 10% per annum, of which (x) 7% per annum shall be payable in cash in arrears on the last Business Day of November and May of each year, and (y) 3% per annum shall be deferred and payable on the Maturity Date or such other date as the Principal is due and payable hereunder.

In all cases, Interest that is payable hereunder in cash shall, at the option of the Holder (in its sole discretion, as notified to the Corporation in writing no less than ten Business Days prior to the relevant Interest payment date), be payable on any due date by the Corporation either:
(c)	in cash in immediately available funds; or
(d)
subject to approval from the TSX and the Nasdaq, as applicable, by way of issuance to the Holder of Common Shares in an amount equal to the amount of Interest then payable calculated on the basis of a price per Common Share equal to the Conversion Price; provided that the terms set out in Article 3 in respect of any such conversion are in all cases complied with.

2.3	Maximum Interest
Notwithstanding anything herein or in the Security Documents to the contrary, in the event that any provision of this Debenture or a Security Document would oblige the Corporation to make any payment of interest or other amount payable to the Holder in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Holder of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other applicable law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the original date of this Debenture to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Holder of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:
(a)	by reducing any fees or other amounts which would constitute interest for the purposes of section 347 of the Criminal Code (Canada) or any other applicable law; and
(b)	by reducing the amount or rate of Interest exigible under Section 2.2 of this Debenture.
2.4	Original Issue Discount
The advance of the Principal on the Closing Date shall be subject to an original issue discount of 15% (being US$1,725,000), which amount shall be deducted from the advance of the Principal on the Closing Date and retained by the Holder.
2.5	Prepayment Right
(a)
Voluntary Prepayment.  At any time prior to the Maturity Date, the Corporation may, upon three Business Days’ notice to the Holder, prepay, in whole or in part, any outstanding Principal; provided that concurrently therewith the Corporation shall also pay an amount equal to:

(i)	3% of the amount of Principal being so prepaid, if such prepayment is made prior to the first anniversary of the Closing Date;
(ii)	2% of the amount of Principal being so prepaid, if such prepayment is made on or after the first anniversary of the Closing Date but prior to the second anniversary of the Closing Date; or
(iii)	1% of the amount of Principal being so prepaid, if such prepayment is made on or after the second anniversary of the Closing Date but prior to the Maturity Date.
(b)
Tax Prepayment. At any time prior to the Maturity Date, the Corporation may, upon three Business Days’ notice to the Holder, prepay, in whole but not in part, the outstanding Principal if at such time the Corporation has become or would become obligated to pay to the Holder additional material amounts pursuant to Section 2.6 hereof as a result of any unavoidable amendment or change occurring after the date of this Debenture in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or of any change in an interpretation or application of such laws or regulations by any legislative body, court, governing agency, taxing authority or regulatory authority.

(c)
Outstanding Interest.  Any prepayment under (a) or (b) shall also be accompanied by payment of all outstanding interest and other amounts accrued pursuant to Section 2.6 hereof on the amount of outstanding Principal being so prepaid.

(d)
Warrants. Upon any prepayment prior to the Maturity Date, including under (a) or (b), the Corporation shall issue such number of Common Share purchase warrants (“Warrants”) that is equal to the amount of the prepayment divided by the Conversion

Price that is in effect at the time of the prepayment.  Each Warrant shall be exercisable into one Common Share and shall have an exercise price equal to the Conversion Price in effect at the time of issuance. The expiry date of the Warrants shall be the Maturity Date and the Warrants shall carry commercially reasonable terms and conditions, including standard adjustment provisions upon corporate reorganizations but without anti-dilution protection or participation rights, in all cases acceptable to the Holder at such time, acting reasonably.
(e)	equivalent economic terms as those set out in this Debenture, on terms and conditions in all cases acceptable to the Holder at such time.
2.6	Withholding Tax
The Corporation agrees that any and all payments made by the Corporation or any Subsidiary under, pursuant to, or in relation to, this Debenture or the Security Documents shall be made free and clear of, and without deduction for, any and all Taxes imposed by any jurisdiction as a consequence or result of any action taken by the Corporation or any Subsidiary, including the making of any payment.  If the Corporation or any Subsidiary shall be required by law to deduct any Taxes or other Excluded Taxes from or in respect of any sum payable to the Holder, the sum payable to the Holder shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this paragraph) the Holder receives an amount equal to the sum it would have received had no such deductions been made.  The Corporation hereby agrees to indemnify and hold harmless the Holder for the full amount of Taxes and for any incremental Taxes due to the Corporation’s (or any Subsidiary’s) failure to remit to the Holder the required receipts or other required documentary evidence or due to the Corporation’s (or any Subsidiary’s) failure to pay any Taxes when due to the appropriate taxing authority (including any Taxes imposed by any taxing authority on amounts payable under this paragraph in respect of any such withholding Taxes paid by the Holder on behalf of the Corporation (or any Subsidiary) and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally assessed).  To the extent the Holder is entitled to an exemption from or reduction of withholding tax with respect to some or all of a payment on or with respect to this Debenture, the Holder shall deliver to the Corporation such properly completed and executed documentation as required by applicable law or as reasonably requested by the Corporation as will permit such payments to be made without withholding or at a reduced rate of withholding.
ARTICLE 3
RIGHT OF CONVERSION
3.1	Conversion Privilege
Subject to and upon compliance with the provisions of this Section 3.1, the Holder may, at its option from the date hereof until the Maturity Date, convert all or (if the entire outstanding Principal is more than US$100,000) part of the outstanding Principal (in whole multiples of US$1,000) into Common Shares at the Conversion Price, provided that at no time may the Holder hold more than 19.99% of the total, outstanding issued Common Shares.  The Holder shall not have the right to convert any portion of this Debenture pursuant to its terms and conditions and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder, together with any Persons whose beneficial ownership of the Corporation’s Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the U.S. Exchange Act, would collectively beneficially own, directly or indirectly, in excess of 19.99% of the Common Shares outstanding immediately after giving effect to such conversion.

3.2	Exercise of Conversion Privilege
(a)
Notice.  In order to exercise the optional conversion privilege contained herein the Holder shall surrender this Debenture to the Corporation at its office set out on the face page hereof, accompanied by the duly completed written notice substantially in the form of Exhibit A attached hereto signed by the Holder stating that the Holder elects to convert this Debenture.  Where there has been a partial conversion in accordance with the terms hereof, the Corporation shall as promptly as practicable deliver a replacement Debenture for the portion of the Principal not converted, if any.

(b)
Contract between the Holder and the Corporation.  The surrender of this Debenture accompanied by notice given pursuant to Subsection 3.2(a) shall be deemed to constitute a contract between the Holder and the Corporation whereby the Holder subscribes for the number of Common Shares which it shall be entitled to receive on such conversion and the Holder releases the Corporation from all liability under this Debenture with respect to the Principal and any accrued but unpaid Interest.  With respect to any Common Shares which are issued upon conversion, as required from time to time under the securities legislation which governs the Corporation or any hold period imposed by a regulatory authority, the Holder agrees to be bound by any applicable hold period.  The certificates evidencing the Common Shares shall contain the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER MAY [•], 2019.”

“THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFER PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION’S TRANSFER AGENT,

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”
(c)
Date of Conversion. The date of receipt by the Corporation of this Debenture and the notice referred to in Subsection 3.2(a) is herein referred to as the “Date of Conversion” of this Debenture.  Such conversion shall be deemed to have been effected immediately prior to the close of business on the Date of Conversion and at such time the rights of the Holder under this Debenture as the holder thereof shall cease.

3.3	No Fractional Common Shares
Notwithstanding anything herein contained, the Corporation shall in no case be required to issue fractional Common Shares upon the conversion of this Debenture.  If any fractional interest in a Common Shares would, except for the provisions of this Section 3.3, be deliverable upon the conversion of all or any part of this Debenture, the number of Common Shares issuable to the Holder shall be rounded down to the nearest whole number of Common Shares.
3.4	Conversion Adjustment
The Conversion Price in effect at any time is subject to adjustment from time to time in the events and in the manner provided as follows:
(a)	Common Share Reorganization. If and whenever at any time after the date hereof the Corporation:
(i)	issues Common Shares or securities exchangeable for or convertible into Common Shares to the holders of the Common Shares as a stock dividend;
(ii)	makes a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;
(iii)	subdivides or re-divides its outstanding Common Shares into a greater number of shares; or
(iv)	consolidates its outstanding Common Shares into a smaller number of shares,
(any of such events being called a “Common Share Reorganization”), then the Conversion Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(b)
Capital Reorganization.  If and whenever at any time after the date hereof there is a reclassification of the Common Shares outstanding at any time or a change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), the Holder, upon exercising the conversion privilege pursuant to Section 3.2 after the effective date of such Capital Reorganization, will be entitled to receive in lieu of the number of Common Shares to which the Holder was theretofore entitled upon such conversion, the aggregate number of shares, other securities or other property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was theretofore entitled upon conversion of this Debenture.  If determined appropriate by action of the directors of the Corporation, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 3.4 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 3.4 will thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares, other securities or other property thereafter deliverable upon the exercise of the conversion privilege. Any such adjustment must be made by and set forth in an amendment to this Debenture approved by action of the directors of the Corporation and will for all purposes be conclusively deemed to be an appropriate adjustment.

3.5	Rules Regarding Calculation of Adjustment of Conversion Price
(a)
Cumulative.  The adjustments provided for in Section 3.4 are cumulative and will, in the case of adjustments to the Conversion Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following provisions of this Section 3.5.

(b)
Minimum 1% Change.  No adjustment in the Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price; provided however that any adjustments which, except for the provisions of this Section 3.5, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

(c)
Discretion of the Board.  In case the Corporation after the date of this Debenture takes any action affecting the Common Shares, other than actions described in Section 3.4, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Holder hereunder, the Conversion Price will be adjusted in such manner, if any, and at such time, by action of the directors of the Corporation, but subject in all cases to any necessary regulatory approval. Failure to take any action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(d)
Disputes.  If at any time a dispute arises with respect to adjustments provided for in Section 3.4, such dispute will be conclusively determined by a firm of independent chartered accountants as may be selected by mutual consent of the Corporation and the Holder and any such determination will be binding upon the Corporation, the Holder and shareholders of the Corporation.  The Corporation will provide such firm of independent chartered accountants with access to all necessary records of the Corporation.

(e)
Notice of Event Requiring Adjustment.  The Corporation will from time to time, as soon as is reasonably practicable after the occurrence of any event which requires an adjustment or readjustment as provided in Section 3.4, give written notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price.

(f)
Notice of Intention to Fix Record Date.  The Corporation covenants to and in favour of the Holder that so long as any Principal hereunder remains outstanding, it will give written notice to the Holder of its intention to fix a record date for any event referred to in Section 3.4 (other than a subdivision or consolidation of Common Shares) which may give rise to an adjustment in the Conversion Price and, in each case, such notice must specify the particulars of such event, the record date and the effective date for such event; provided that the Corporation is only required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given.

3.6	Reservation of Sufficient Shares
The Corporation shall at all times when any part of this Debenture remains outstanding reserve and keep available out of its authorized but unissued Common Shares, for the purpose of effecting the conversion of this Debenture, such number of Common Shares as shall from time to time be sufficient to effect the conversion hereof. As a condition precedent to the taking of any action which would require an adjustment to the Conversion Price, the Corporation shall take any corporate action which may be necessary in order that the Corporation shall have unissued and reserved in its authorized capital, and may validly and legally issue, the shares to which the Holder is entitled on the full exercise of its conversion rights in accordance with the provisions hereof.
ARTICLE 4
SECURITY
4.1	Grant of Security
As general and continuing collateral security for the due payment of the Principal, Interest and all other monies payable hereunder or from time to time secured hereby, the Corporation shall execute and deliver and shall cause each Subsidiary to execute and deliver the Security Agreements and the Corporation shall cause each Subsidiary to validly execute and deliver each Guarantee and all such other documents and instruments and security registrations as counsel to the Holder may reasonably request to grant and perfect the charge and security interests in and to the Security Documents as contemplated hereby.
4.2	Release of Security at Security Release Date
Notwithstanding any other provision set forth in this Debenture or in the Security Documents, on the Security Release Date, the Holder agrees to release any and all security interests provided for in this Debenture and in the Security Documents, and acknowledges that the security interests provided for in this Debenture and in the Security Documents will be terminated, and the Holder will, forthwith upon the receipt of a written request from the Corporation or any Subsidiary, execute and deliver such instruments and other documents as are necessary to give effect to such termination and to reassign to the Corporation or any Subsidiary, as applicable, or release any interest the Holder may have in any assets that are subject to the Security Documents.
ARTICLE 5
HOLDER RIGHTS
5.1	Waiver
The Holder may waive in writing any breach by the Corporation of any of the provisions contained in this Debenture or any default by the Corporation in the observance or performance of any covenant or condition required to be observed or performed by the Corporation hereunder, provided that no such waiver or any other act, failure to act or omission by the Holder shall extend to or be taken in any manner to affect any subsequent breach or default or the rights of the Holder resulting therefrom.
5.2	Change in Control
Upon the occurrence of a Change of Control (as defined below), the Holder shall have five Business Days to elect, by way of written notice to the Corporation, that the Corporation prepay the outstanding Principal and Interest, together with any other amounts payable hereunder, which aggregate amount will be payable in full by the Corporation within three Business Days of receipt of such written notice from the Holder.
A “Change of Control” shall be deemed to have occurred if:
(a)
any Person other than Persons that are holders of voting securities of the Corporation as of the Closing Date is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the U.S. Exchange Act), directly or indirectly, of securities of the Corporation representing 50% or more of the combined voting power of the Corporation’s then outstanding voting securities;

(b)
individuals, who at the Closing Date constitute the board of directors  of the Corporation, and any new director whose election by the board of directors of the Corporation, or whose nomination for election by the Corporation’s equity holders, was approved by a vote of at least one-half (1/2) of the directors then in office (other than in connection with a contested election), cease for any reason to constitute at least a majority of the board of directors of the Corporation;

(c)
the stockholders or members of the Corporation approve (i) a plan of complete liquidation of the Corporation or (ii) the sale or other disposition by the Corporation of all or substantially all of the Corporation’s assets; or

(d)	a merger or consolidation of the Corporation with any other entity is consummated, other than:
(i)
a merger or consolidation which results in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the surviving entity’s outstanding voting securities immediately after such merger or consolidation; or

(ii)
a merger or consolidation which would result in the directors of the Corporation (who were directors immediately prior thereto) continuing to constitute more than 50% of all directors of the surviving entity immediately after such merger or consolidation, and in this paragraph (d), “surviving entity” shall mean only an entity in which all of the Corporation’s equity holders immediately before such merger or consolidation (determined without taking into account any equity holders properly exercising appraisal or similar rights) become stockholders by the terms of such merger or consolidation, and the phrase “directors of the Corporation (who were directors immediately prior thereto)” shall include only individuals who were directors of the Corporation at the Closing Date.
ARTICLE 6
EVENTS OF DEFAULT
6.1	Events of Default
Subject to the terms of the Intercreditor Agreement, the whole of the Principal and Interest remaining unpaid shall, at the option of the Holder, become immediately due and payable in each of the following events (each such event being herein called an “Event of Default”):
(a)
if the Corporation defaults in payment of any Principal or Interest owing under this Debenture when the same becomes due and such default shall continue for three Business Days after written notice thereof is given to the Corporation by the Holder;

(b)	if any Subsidiary defaults in any payment obligations in accordance with the terms of its Guarantee;
(c)
if the Corporation defaults in the performance or observance of any term, covenant or condition herein contained or contained in the Security Agreement of the Corporation or any Subsidiary defaults in the performance or observance of any term, covenant or condition of any Security Documents of such Subsidiary, other than a term, covenant or condition whose default is specifically dealt with elsewhere in this Section 6.1, and such default shall continue for 15 Business Days after written notice thereof is given to the Corporation by the Holder; provided, however, that if such default cannot by its nature be cured within the 15 Business Day period or cannot after diligent attempts by the Corporation or the applicable Subsidiary be cured within such 15 Business Day period, and such default is likely to be cured within a reasonable time, then the Corporation or such Subsidiary, as applicable, shall have an additional period (which shall not in any case exceed 30 additional days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default;

(d)
if any representation or warranty or certification made or deemed to be made by the Corporation, any Subsidiary or any of their respective directors or officers in the Transaction Documents to which it is a party shall prove to have been incorrect in any material respect when made or deemed to be made, and if the circumstances giving rise to the incorrect representation or warranty are capable of modification or rectification (such that, thereafter the representation or warranty would be correct), the representation or warranty remains uncorrected for 15 Business Days after written notice thereof is given to the Corporation by the Holder;

(e)	if an order is made or an effective resolution passed for the winding-up, liquidation or dissolution of the Corporation or any Subsidiary;
(f)
if the Corporation or any Subsidiary consents to or makes a general assignment for the benefit of creditors or makes a proposal under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous laws;

(g)	if the Corporation or any Subsidiary becomes bankrupt or insolvent or commits an act of bankruptcy, or any proceeding is commenced against or affecting the Corporation or any Subsidiary:
(i)	seeking to adjudicate it a bankrupt or insolvent;
(ii)
seeking liquidation, dissolution, winding-up, restructuring, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation or organization); or

(iii)	seeking appointment of a receiver, receiver and manager, liquidator, trustee, agent, custodian or other similar official for it or for any part of its properties and assets, and such proceedings is not dismissed or stayed within 30 days;
(h)
if any Indebtedness of the Corporation in excess of US$500,000 (or its equivalent) shall become due, or be declared pursuant to the terms thereof to be due prior to the expressed maturity thereof, and shall not be paid, after the expiry of any applicable cure period; or

(i)
if one or more fines, penalties or final judgments, orders or decrees for the payment of any sum in excess of US$500,000 (or its equivalent) which is not covered by independent third-party insurance as to which liability has been accepted by such insurance carrier is rendered against the Corporation or any Subsidiary by any governmental authority, and the same is not, within 30 Business Days after the entry, assessment or issuance thereof, discharged, satisfied, or paid, or after execution thereof, stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay.

6.2	Rights on Default
Upon the occurrence of any one or more Events of Default which is continuing and subject to the terms of the Intercreditor Agreement, the outstanding Principal and Interest owing hereunder shall, at the option of the Holder, immediately become due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived by the Corporation.
6.3	Remedies Cumulative
All powers and remedies given herein to the Holder shall, to the extent permitted by law, be deemed cumulative and not exclusive of, but in addition to, any other powers and remedies available to the Holder hereunder, by law, equity, statute, judicial proceedings or otherwise, to enforce the performance and observance of the covenants and agreements contained in this Debenture.  No delay or omission by the Holder to exercise any right or power accruing hereunder shall impair any such right or power, or shall be construed to be a waiver of any such right or power or an acquiescence therein. Every power and remedy given herein or by law to the Holder may be exercised from time to time, and as often as shall be deemed expedient by the Holder.
6.4	Conflict with Applicable Law
All rights, remedies and powers provided herein may be exercised only to the extent that the exercise thereof does not violate any mandatory provision of applicable law and all provisions of this Debenture are intended to be subject to all mandatory provisions of applicable law which may be controlling in the premises and to be limited to the extent necessary so that they will not render this Debenture invalid, unenforceable or not entitled to be recorded, registered or filed under the mandatory provisions of any applicable law. Any provision hereof contrary to mandatory provisions of applicable law shall be deemed to be ineffective and shall be severable from and not invalidate any other provision of this Debenture.
ARTICLE 7
GENERAL
7.1	Expenses
All of the reasonable costs and expenses of the Holder (including all legal and accounting fees and expenses) incurred in connection with this Debenture are for the account of the Corporation, including all expenses of the Holder in enforcing or preserving its rights under this Debenture and related documents.
7.2	Notice
Any notice, communication, payment or demand required or permitted to be given under this Debenture shall be deemed to have been sufficiently given to the recipient if delivered personally, or (other than in the case of payment) if sent by email or sent by ordinary first class mail within Canada, postage prepaid, or by courier addressed as follows:
(a)	to the Corporation at:
Suite 5138 - 13562 Maycrest Way
Richmond, BC V6V 2J7

Attention:	Chris Clark, Chief Financial Officer
Facsimile:	(604) 270-4384
Email:	cclark@neovasc.com

(b)	to the Holder at:
[Address]
Attention:	[•]
Facsimile:	[•]
Email:	[•]
Any such mailing shall be deemed to be received on the date of delivery if delivered personally, on the next Business Day following the transmission by facsimile or email confirmed by the sender thereof, the date following sending by courier or on the third Business Day following the date of mailing or, in the event of any disruption, strike or interruption in the Canadian postal service after mailing and prior to receipt, on the third Business Day following full resumption of such Canadian postal service.  Either party hereto may change its address for the purpose of this Section by giving written notice of such change to the other.
7.3	Extensions and Amendments
Any agreement for the extension of the time of payment of the moneys hereby secured or any part thereof made at, before or after maturity, and prior to the execution of a discharge or release of this Debenture, or any agreement for altering the term, Interest, the amount of the Interest payments hereunder or any other covenant or condition hereof, need not be registered in any office of public record but shall be effectual and binding upon the Corporation and its successors and permitted assigns when executed by the Corporation and the Holder and delivered to the Holder. Any such amendments or extensions may be subject to prior regulatory approval.
7.4	Assignment; Successors and Assigns
The Holder may not assign this Debenture without the prior written consent (which shall not be unreasonably withheld or delayed) of the Corporation.  The Corporation may not assign this Debenture without the prior written consent (which shall not be unreasonably withheld or delayed) of the Holder, provided always that the Corporation acknowledges and agrees that the Holder shall not be acting unreasonably if it refuses to consent if, in the reasonable opinion of the Holder, any proposed transferee does not have the requisite financial strength to assume the due and punctual performance of the payment obligations and each and every covenant and condition of this Debenture to be performed and observed by the Corporation. This Debenture is binding upon the parties hereto and their respective successors and permitted assigns.
7.5	Discharge of Debenture
After the Principal and Interest has been repaid in full, satisfied in full by conversion pursuant to Article 3 hereof or satisfied in full by prepayment pursuant to Section 2.5 hereof, the Holder shall return the collateral under the Security Documents to the Corporation or the applicable Subsidiary, as applicable, cancel and discharge this Debenture with respect to any Principal or Interest that is payable by the Corporation to the Holder and execute and deliver, or cause to be executed and delivered to the Corporation such instruments as shall be necessary to discharge this Debenture and the Security Interest.
7.6	Further Assurances
Each party will from time to time and at its own expense promptly execute and deliver all further documents and take all further action necessary or appropriate to give effect to and perform the provisions and intent of this Debenture and to complete the transactions contemplated hereby and to fulfill any reporting or filing requirements.
7.7	Entire Agreement
This Debenture constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments or representations, written or oral, in respect thereof.

7.8	Governing Law
This Debenture shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.
7.9          Time of Essence
Time shall be of the essence of this Debenture in all respects.

[signatures on the next following page]

IN WITNESS WHEREOF the Corporation has executed this Debenture as of the date first written above.
NEOVASC INC.

Per:
Name:
Title:

The terms and conditions of this Debenture are acknowledged and agreed to by the Holder.

STRUL MEDICAL GROUP LLC

Per:
Name:
Title:

EXHIBIT A

NOTICE OF CONVERSION

TO:          Neovasc Inc.

The undersigned, the registered holder of the secured convertible debenture issued by Neovasc Inc. on May [●], 2019 (the “Debenture”) hereby irrevocably elects to convert US$[●] of the principal and interest outstanding under the Debenture into common shares of Neovasc Inc. at the Conversion Price as defined in the Debenture and on the conversion terms set out in the Debenture.
DATED this ____ day of ___________________, 20__.

STRUL MEDICAL GROUP LLC

Per:
Name:
Title:

Document 3

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”)
13562 Maycrest Way, Suite 5138
Richmond, BC V6V 2J7

Item 2:	Date of Material Change

May 13, 2019

Item 3:	News Release

A news release announcing the material change was issued on May 14, 2019 through CNW Group and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On May 14, 2019, Neovasc announced that it has entered into an agreement to sell to Strul Medical Group LLC (“SMG”) (i) a 15% original issue discount convertible debenture (the “Debenture”) with a face value of US$11.5 million, for gross proceeds to the Company of US$9,775,000, and (ii) 3,349,514 common shares of the Company (“Common Shares”) at a price of US$0.515 per Common Share, for gross proceeds to the Company of US$1,725,000 (collectively, the “Offering”).

Item 5:	Full Description of Material Change

On May 14, 2019, Neovasc announced that it has entered into an agreement to sell to SMG: (i) the Debeture, with a face value of US$11.5 million, for gross proceeds to the Company of US$9,775,000, and (ii) 3,349,514 Common Shares at a price of US$0.515 per Common Share, for gross proceeds to the Company of US$1,725,000.

The Debenture will mature four years from the date of its issuance. Interest on the face value of the Debenture will be 8% for the first year and 10% for the following three years, with 3% of the total interest accruing each year and becoming payable at the end of the term of the Debenture.  Cash interest in the first year will be paid on May 17, 2020 and thereafter will be paid biannually. The Debenture will be convertible at the option of SMG at a conversion price of US$0.75 per Common Share for the first two years, US$0.85 per Common Share for the third year and US$0.97 per Common Share for the last year of the term of the Debenture.

It is anticipated that the Offering will close on or about May 17, 2019. The Offering is subject to the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange, and other customary closing conditions.

The securities have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Chris Clark, Chief Financial Officer
Phone: 604-248-4138

Item 9:	Date of Report

This Material Change Report is dated as of May 14, 2019.